Filed Pursuant to 424(b)(2)
Registration No. 333-208314

PROSPECTUS SUPPLEMENT

(to Prospectus dated November 21, 2017)

2,222,222 Shares

Common Stock

Acer Therapeutics Inc. is offering 2,222,222 shares of common stock.

Our common stock is listed on the Nasdaq Capital Market under the symbol “ACER.” The last reported sale price of our common stock on the Nasdaq Capital Market on July 31, 2018 was $18.00 per share.

Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page S-13 and in the documents incorporated by reference in this prospectus supplement.

	Per Share	Total
Public offering price	$18.00	$39,999,996
Underwriting discounts and commissions(1)	$1.17	$2,600,000
Offering proceeds to us, before expenses	$16.83	$37,399,996

(1)	We refer you to the section entitled “Underwriting” beginning on page S-24 of this prospectus supplement for additional information regarding total underwriter compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Funds affiliated with our largest stockholder, TVM Capital Life Science, or TVM Capital, have agreed to purchase an aggregate of $4,950,000 in shares of our common stock in this offering on the same terms as those offered to the public.

We have granted the underwriters the right to purchase up to 333,333 additional shares of common stock. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about August 3, 2018.

Joint Book-Running Managers

William Blair	Raymond James

Co-Managers

Roth Capital Partners	H.C. Wainwright & Co.	CIM Securities, LLC

August 1, 2018

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, including the documents incorporated by reference, which describes the specific terms of this offering. The second part, the accompanying prospectus, including the documents incorporated by reference, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. We urge you to carefully read this prospectus supplement, the accompanying prospectus, any related free writing prospectus, and the documents incorporated herein and therein, before buying any of the securities being offered under this prospectus supplement. This prospectus supplement may add, update or change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference therein, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference therein.

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and contained in, or incorporated by reference into, the accompanying prospectus or any related free writing prospectus that we may authorize for use in connection with this offering. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement, the accompanying prospectus or any related free writing prospectus that we may authorize for use in connection with this offering. You should not rely on any unauthorized information or representation. This prospectus supplement is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus supplement, the accompanying prospectus and any related free writing prospectus is accurate only as of the date on the front of the applicable document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any related free writing prospectus, or any sale of a security.

This prospectus supplement, the accompanying prospectus, any related free writing prospectus and the information incorporated herein and therein by reference includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus supplement, the accompanying prospectus or any related free writing prospectus are the property of their respective owners.

All references in this prospectus supplement, the accompanying prospectus and any related free writing prospectus to “Acer,” the “Company,” “we,” “us,” “our,” or similar references refer to Acer Therapeutics Inc. and its subsidiaries on a consolidated basis, except where the context otherwise requires or as otherwise indicated.

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SUMMARY

This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our securities. For a more complete understanding of our company and this offering, we encourage you to read and consider carefully the more detailed information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference into this prospectus supplement and the accompanying prospectus, and the information included in any free writing prospectus that we have authorized for use in connection with this offering. If you invest in our securities, you are assuming a high degree of risk. See “Risk Factors.”

About Acer Therapeutics Inc.

Overview

We are a pharmaceutical company focused on the acquisition, development, and commercialization of therapies for patients with serious rare and ultra-rare diseases with critical unmet medical need. Our late-stage clinical pipeline includes two candidates for severe genetic disorders: EDSIVO™ (celiprolol) for vascular Ehlers-Danlos syndrome, or vEDS, and ACER-001 (a fully taste-masked, immediate release formulation of sodium phenylbutyrate) for urea cycle disorders, or UCD, and Maple Syrup Urine Disease, or MSUD. There are no FDA-approved drugs for vEDS and MSUD and limited options for UCD, which collectively impact approximately 7,000 patients in the United States. Our products have clinical proof-of-concept and mechanistic differentiation, and we intend to seek approval for them in the United States by using the regulatory pathway established under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA, that allows an applicant to rely at least in part on third-party data for approval, which may expedite the preparation, submission, and approval of a marketing application. This is referred to as a 505(b)(2) NDA.

Our current product candidate pipeline is summarized in the graphic below:

*	Subject to Acer’s ability to obtain sufficient capital resources.

Our Strategy

Our goal is to become a leading pharmaceutical company that acquires, develops and commercializes therapies for the treatment of rare and ultra-rare diseases with significant unmet medical need. The key elements of our strategy include:

•	focus on orphan and ultra-orphan diseases with significant unmet need;

•	accelerate development timelines and lower costs, while reducing risk;

•	provide differentiated products that create value;

•	protect our assets via intellectual property protections and regulatory and market exclusivities; and

•	commercialize our products in geographies that make strategic sense.

We plan to continue evaluating external opportunities to acquire or license product candidates in order to enhance our pipeline and leverage our business development, clinical development, regulatory and commercial expertise. We believe our management team has the capability and experience to continue to execute this business model.

Product Candidates

EDSIVO™

Background

Our most advanced product candidate is EDSIVO™ (celiprolol) for the treatment of vEDS. EDSIVO™ is a selective adrenergic modulator and a New Chemical Entity (“NCE”) in the United States. Celiprolol is currently approved in the European Union for the treatment of hypertension and angina. Ehlers-Danlos syndrome, or EDS, is an inherited disorder caused by mutations in the genes responsible for the structure, production, or processing of collagen, an important component of the connective tissues in the human body, or proteins that interact with collagen. EDS is a spectrum disorder where patients present with various forms, the most serious of which is vEDS, also known as EDS type IV, which is generally caused by a mutation in the COL3A1 gene. vEDS causes abnormal fragility in blood vessels, which can give rise to aneurysms, abnormal connections between blood vessels known as arteriovenous fistulas, arterial dissections, and spontaneous vascular ruptures, all of which can be potentially life-threatening. Gastrointestinal and uterine fragility or rupture also commonly occur in vEDS patients. Spontaneous arterial rupture has a peak incidence in the third or fourth decade of life in vEDS patients, but may occur earlier and is the most common cause of sudden death in vEDS patients. Arterial rupture or dissection events occur in 25% of patients before the age of 20 but increase to 90% of patients by the age of 40. The median survival age of vEDS patients in the United States is 51 years, with arterial rupture being the most common cause of sudden death.

Pregnancy-related complications also occur in women with vEDS and include arterial dissection or rupture, uterine rupture, hemorrhage, premature rupture of membranes, lacerations, and complications during and after surgery.

Diagnosis and Incidence

vEDS is diagnosed through clinical observation, which is usually confirmed by mutational analysis of the COL3A1 gene. In the absence of a family history of the disorder, however, most vEDS patients are not diagnosed until the occurrence of an arterial aneurysm or dissection, bowel perforation, or organ rupture. As a result, it has been difficult to precisely measure the incidence or prevalence of vEDS in any population. Studies estimate the prevalence of vEDS as ranging from approximately 1 in 90,000 to 1 in 250,000. In 2017, we commissioned a patient-finder study that phenotypically identified 4,169 vEDS patients in the United States from an analysis of a commercially available patient claims database, with data of over 180 million unique patient lives. Based on that information, we estimate the prevalence of phenotypically-defined vEDS in the United States could be greater than 1 in 45,000.

Current Treatment Options for vEDS

Currently, there are no approved pharmacologic therapies in the United States or the European Union for the treatment of vEDS. Medical intervention for vEDS focuses on surgery, symptomatic treatment, genetic counseling and prophylactic measures, such as avoiding intense physical activity, scuba diving, and violent sports. Arterial, digestive or uterine complications in vEDS patients typically require immediate hospitalization, observation in an intensive care unit, and sometimes surgery. Pregnant women with vEDS are considered to be at risk and receive special care.

While vEDS patients are encouraged to take steps to minimize the chances of an arterial rupture or dissection, there are no pharmacologic options to reduce the likelihood of such an event, and accordingly all current treatments for vEDS focus on the repair of arterial ruptures or dissection. Therefore, patients must adopt a “watch and wait” approach following any confirmed diagnosis. Unfortunately, many of these arterial events have high mortality associated with them, and thus, a pharmacologic intervention that reduces the rate of events would be clinically meaningful.

EDSIVO™ for Treatment of vEDS

Rationale for EDSIVO™ Treatment in vEDS

In 2004, researchers at Assistance Publique—Hôpitaux de Paris, Hôpital Européen Georges Pompidou, or AP-HP, in Paris, France, published data on vEDS patients, observing that an abnormally low intima-media thickness generates a higher wall stress than in control subjects at the site of an elastic artery, which may increase the risk of arterial dissection and rupture. Based on this observation, the investigators aimed to assess the preventive effect of celiprolol for major cardiovascular events in patients with vEDS via a multicenter, prospective, randomized, open trial with blinded evaluation of clinical events. Results for the study, which is referred to herein as the Ong trial, were published on October 30, 2010 in The Lancet. The Ong trial was funded by the French Ministry of Health, and the principal investigator for the study was Professor Pierre Boutouyrie.

Fifty-three participants were enrolled in the Ong trial and randomized at eight centers in France and one center in Belgium. Patient ages ranged from 15 to 65 (with a mean age of 35), with a female-to-male ratio of 2-to-1. Patients were randomly assigned to a five-year intervention, receiving either celiprolol or no treatment, with important phenotype characteristics equally balanced between the celiprolol group and the control group. Celiprolol was administered twice daily to patients in the celiprolol group and the dosage was up-titrated every six months by 100 milligrams per day to a maximum of 400 milligrams per day. Patients assigned to the control group received the same attention as those assigned to the celiprolol group but did not receive celiprolol or any beta blocker. Thirty-three of the 53 patients participating in the study had proven mutations in the COL3A1 gene. Of those patients with proven mutations, demographic and arterial characteristics did not differ from those of the study population as a whole. The duration of follow-up was five years or until the first qualifying cardiac or arterial event. The primary endpoint was a composite of cardiac or arterial events (rupture or dissection, fatal or not) during follow-up. Secondary endpoints were gastrointestinal or uterine rupture. The study was ended early after a consensus decision of the safety monitoring board, the methodologist of AP-HP, and the principal investigator because significant differences were recorded between the treatment group and the control group after 64 months. Mean duration of follow-up was 47 months prior to trial halt. As described in the tables below, in 5 of 25 patients on celiprolol a primary endpoint was recorded, compared with 14 of 28 patients in the control group. The hazard ratio, or HR, for event-free survival, was 0.36, (95% CI 0.15—0.88; p=0.040), meaning that with celiprolol the risk of having a cardiac or arterial event was reduced by 64% compared to control. Combined primary and secondary endpoints affected 6 patients on celiprolol and 17 patients in the control group, (HR 0.31; 95% CI 0.14—0.71; p=0.010):

Figure 2: Kaplan-Meier curves of event-free survival in 53 patients with vascular Ehlers-Danlos Primary endpoint (A). Primary and secondary endpoints (B).

As described in the table below, in the 33 patients with COL3A1 mutations, the primary endpoint was noted in 2 of the 13 patients in the treatment group, compared with 11 of the 20 patients in the control group, (HR 0.24; 95% CI 0.08—0.71; p=0.041). Combined primary and secondary endpoints were recorded in 3 of 13 patients on celiprolol and 14 of the patients in the control group, (HR 0.25; 95% CI 0.10—0.64; p=0.017), correlating to a three times reduction in arterial events among treated patients compared to non-treated patients. The results in the trial did not vary significantly between those patients who had a confirmed mutation in the COL3A1 gene versus the overall 53-patient population:

Figure 3: Kaplan-Meier curves of event-free survival in 33 patients with positive COL3A1 mutation Primary endpoint (A). Primary and secondary endpoints (B).

AP-HP granted us an exclusive right to access and use the data generated by the Ong trial. We have conducted a retrospective, source-verified analysis of that data, including the primary and secondary endpoints, which confirmed the published results of the Ong trial.

The precise mechanism of action of celiprolol in vEDS patients is not known. Celiprolol is a cardioselective beta1 antagonist, with beta2 agonist vasodilatory properties, meaning it demonstrates antihypertensive and antianginal activity; however, it lacks the typical side effects of beta1 antagonists, such as bronchoconstriction, depression of left ventricular function, and peripheral vasoconstriction, likely a result of its beta2 agonist activity. Accordingly, investigators initially surmised that celiprolol would reduce central blood pressure and thus mechanical load on collagen fibers within the arterial wall, thereby reducing the risk of arterial dissection and rupture. However, celiprolol did not decrease brachial blood pressure or heart rate. Moreover, systolic and pulse pressures increased after treatment, which is consistent with findings of celiprolol treatment in normotensive individuals, or individuals with normal blood pressure. Celiprolol’s lack of blood pressure lowering in normotensive people was explained by its beta2-adrenoceptor agonist properties. The impact of the beta1 antagonist and beta2 agonist properties of celiprolol are known to vary among individuals with high blood pressure and those with normal blood pressure. In individuals with high blood pressure, the beta1 antagonist properties predominate resulting in a reduction in blood pressure; however, in mildly hypertensive or healthy individuals, the beta2 agonist properties predominate, which does not induce a reduction in blood pressure. Most of the subjects enrolled in the Ong trial had normal blood pressure at inclusion, and thus, the protective effect of celiprolol was found unlikely to be through blood pressure lowering. Researchers have hypothesized that another possible mechanism to explain the benefit patients experienced while treated with celiprolol in the Ong trial is the strong associations between beta-adrenergic receptors and transforming growth factor, or TGF, beta pathways. Chronic stimulation of beta2 receptors might enhance collagen synthesis through increased expression of TGF-beta. Thus, in response to celiprolol, an increase of collagen synthesis might have strengthened the arterial, gastrointestinal, and/or uterine walls, thereby reducing their susceptibility to rupture.

We do not believe that there are any other drugs approved or in development in the United States or Europe that have a similar mechanism of action to celiprolol:

Registration Plan

Celiprolol has not been approved for any indication in the United States. Celiprolol has been approved for the treatment of hypertension in the European Union since 1984. An NDA for celiprolol for the treatment for hypertension was submitted to the FDA by Rorer (subsequently acquired by Aventis Pharma SA, or Aventis) in June 1987, but was withdrawn prior to FDA review and therefore never approved. We have obtained from Aventis the exclusive right to reference the celiprolol data included in the marketing authorization dossier filed with and approved by the U.K. Medicines and Healthcare Products Regulatory Agency, or MHRA. We have also licensed from AP-HP exclusive worldwide rights to the data from the Ong trial.

As discussed above, we intend to seek FDA approval for celiprolol for the treatment of vEDS by submitting a 505(b)(2) NDA. We anticipate the use of third-party data will minimize the amount of original data we would be required to generate and shorten the time needed for preparation, submission, and review of the marketing applications.

In September 2015, we met with the FDA to discuss the existing clinical data for EDSIVO™. At that meeting, the FDA agreed that an additional clinical trial is not likely needed and stated that we may submit a

505(b)(2) NDA for EDSIVO™ for the treatment of vEDS. The FDA indicated to us at that time that it expected that the 505(b)(2) NDA for EDSIVO™ is likely to qualify for priority review. Priority review provides an expedited six-month review cycle after acceptance of the NDA for filing, instead of the traditional ten-month review cycle, for drugs that treat a serious condition and demonstrate the potential to be a significant improvement in safety or effectiveness of the treatment, prevention, or diagnosis of the condition. The FDA determines whether an application will receive priority review at the time the application is accepted for filing.

In May 2017, we held a Type C meeting with the FDA to discuss non-clinical and manufacturing data, and proactively identify whether there were any gaps for us to address in advance of a pre-NDA meeting. In our non-clinical data package, we are addressing a potential preclinical gap by conducting in vitro drug-drug interaction studies, which were missing from the Aventis MHRA dossier. We also reached agreement with the FDA regarding Chemistry, Manufacturing and Controls (CMC) specifications. Furthermore, the FDA provided us with additional guidance on the expected presentation of the existing clinical data for EDSIVO™ to support the NDA filing.

In June 2018, we held a Type C meeting and a Type B (pre-NDA) meeting with the FDA. We expect to submit the 505(b)(2) NDA for EDSIVO™ for the treatment of vEDS early in the fourth quarter of 2018. We also intend to request priority review for EDSIVO™ which, if granted, could result in a Prescription Drug User Free Act (PDUFA) action date in the late second quarter 2019. Additionally, the manuscript for the Paris (AP-HP) vEDS patient registry data has been submitted and is currently under peer review, and if published, will be included in support of our NDA but is not rate-limiting to submission of the NDA.

ACER-001

Background

Sodium phenylbutyrate, or NaPB, is currently approved in the United States and the European Union to treat patients with UCD. Our product candidate ACER-001 is a fully taste-masked, immediate release formulation of NaPB, designed to treat urea cycle disorders, or UCD, and Maple Syrup Urine Disease, or MSUD.

Urea Cycle Disorders (UCD)

Background

The urea cycle is a series of biochemical reactions that occur primarily in the liver, which converts toxic ammonia produced by the breakdown of protein and other nitrogen-containing molecules in the human body into urea for excretion. UCD are a group of disorders caused by genetic mutations that result in a deficiency in one of the six enzymes that catalyze the urea cycle, which can lead to an excess accumulation of ammonia in the bloodstream, a condition known as hyperammonemia. Acute hyperammonemia can cause lethargy, somnolence, coma, and multi-organ failure, while chronic hyperammonemia can lead to headaches, confusion, lethargy, self-chosen vegetarian diet, failure to thrive, behavioral changes, and learning and cognitive deficits. Common symptoms of both acute and chronic hyperammonemia also include seizures and psychiatric symptoms.

Diagnosis and Incidence

The diagnosis of UCD is based on clinical observations, confirmed by biochemical and molecular genetic testing. A plasma ammonia concentration of 150 lmol/L or higher associated with a normal anion gap and a normal plasma glucose concentration is an indication for the presence of UCD. Plasma quantitative amino acid analysis and measurement of urinary orotic acid can distinguish between the various types of UCD. A definitive diagnosis of UCD depends on either molecular genetic testing or measurement of enzyme activity. Molecular genetic testing is possible for all urea cycle defects. Studies suggest that the incidence of UCD in the United States is 1 in 35,000 births. Approximately 2,000 patients suffer from UCD in the United States.

Current Treatment Options for UCD

The current treatment of UCD consists of dietary management to limit ammonia production in conjunction with medications that provide alternative pathways for the removal of ammonia from the bloodstream. Dietary protein must be carefully monitored and some restriction is necessary; too much dietary protein causes excessive ammonia production. However, if protein intake is too restrictive or insufficient calories are consumed, the body will break down lean muscle mass to obtain the amino acids or energy it requires, which can also lead to excessive ammonia in the bloodstream. Dietary management may also include supplementation with special amino acid formulas developed specifically for UCD, which can be prescribed to provide approximately 50% of the daily dietary protein allowance. Some patients may also require individual branched-chain amino acid supplementation.

Medications for UCD primarily comprise nitrogen scavenger drugs, which are substances that provide alternative excretion pathways for nitrogen by bypassing the urea cycle. The use of these alternative pathways for nitrogen removal is important for the management of acute episodes of hyperammonemia and are also included as part of a long-term treatment regime for UCD patients. Current nitrogen scavenger treatments for UCD are based on sodium benzoate or phenylbutyrate, which conjugate with glycine and glutamine, respectively, allowing for urinary excretion of nitrogen as hippurate and phenylacetylglutamine, respectively.

According to a 2016 study by Shchelochkov et al., published in Molecular Genetics and Metabolism Reports, while nitrogen scavenging medications are effective in helping to manage UCD, non-compliance with treatment is common. Reasons given for non-compliance include the unpleasant taste associated with available medications, the frequency with which medication must be taken and the high cost of the medication.

Phenylbutyrate is available as both NaPB, which is marketed as Buphenyl®, and glycerol phenylbutyrate, which is marketed as Ravicti®. While a study provided by Horizon Therapeutics, Inc. in the Ravicti package insert involving 46 adults with UCD demonstrated that Buphenyl and Ravicti were similarly effective in controlling the blood level of ammonia over a 24-hour period, many patients who take their medicine orally prefer Ravicti, as it is significantly more palatable than Buphenyl. However, the cost of Ravicti—approaching $600,000 to $800,000 per patient per year (based on patient weight)—is often prohibitive.

In cases where dietary management or medication is not effective, patients with UCD may require a liver transplant.

ACER-001 for Treatment of UCD

Rationale for ACER-001 Treatment in UCD

ACER-001 is a proprietary, immediate release, taste-masked suspension formulation of NaPB. Buphenyl, a non-taste-masked formulation of NaPB, has been approved by the FDA for UCD with demonstrated efficacy and safety in UCD patients of all ages. We believe that if it is approved, ACER-001’s taste-masked properties will make it a compelling alternative to existing phenylbutyrate-based treatments, as the unpleasant taste associated with NaPB is cited as a major impediment to patient compliance with those treatments.

Registration Plan

We intend to initially seek FDA approval to market ACER-001 in the United States using a 505(b)(2) NDA. We also intend to seek approval in the European Union and potentially other territories outside the United States, after the 505(b)(2) NDA for treatment of UCD is filed. Because the FDA has approved an NDA for NaPB, which is referred to as the reference listed drug, or RLD, we intend to rely on the RLD’s pre-clinical and clinical safety data, while supplementing the data with a bridging study that demonstrates bioequivalence of ACER-001 to NaPB. We anticipate submitting to the FDA the 505(b)(2) NDA for ACER-001 for the treatment of UCD late in the fourth quarter of 2019, subject to our ability to generate sufficient capital resources to fund this program.

Maple Syrup Urine Disease (MSUD)

Background

Maple Syrup Urine Disease, or MSUD, is a rare inherited disorder caused by defects in the mitochondrial branched-chain ketoacid dehydrogenase complex, which results in elevated blood levels of the branched-chain amino acids, or BCAA, leucine, valine, and isoleucine, as well as the associated branded-chain ketoacids, or BCKA, in a patient’s blood. Left untreated, this can result in neurological damage, mental disability, coma or death. There are currently no approved pharmacologic therapies in the United States or the European Union for MSUD. Treatment of MSUD consists primarily of a severely restricted diet to limit the intake of BCAA, with aggressive medical interventions when blood-levels of BCAA or BCKA become elevated. The most severe presentation of MSUD, known as “classic” MSUD, accounts for 80% of cases and can result in neonatal onset with encephalopathy and coma. Although metabolic management of the disease is possible via a highly restrictive diet, the outcome is unpredictable and a significant portion of affected individuals are mentally impaired or experience neurological complications.

Studies indicate that MSUD affects an estimated 1 in 185,000 infants worldwide. The disorder occurs more frequently in the Old Order Mennonite population, with an estimated incidence of about 1 in 380 newborns, and the Ashkenazi Jewish population, with an estimated incidence of 1 in 26,000. Approximately 3,000 patients suffer from MSUD worldwide, of whom approximately 800 are located in the United States.

ACER-001 for Treatment of MSUD

Rationale for ACER-001 Treatment in MSUD

Therapy with NaPB in UCD patients has been associated with a selective reduction in BCAA despite adequate dietary protein intake.

Based on this clinical observation, investigators at Baylor College of Medicine, or BCM, explored the potential of NaPB treatment to lower BCAA and their corresponding BCKA in patients with MSUD. The investigators found that BCAA and BCKA were both significantly reduced following NaPB therapy in control subjects and in patients with MSUD, although there was no simple correlation between the patients’ levels of residual enzymatic activity with the response of plasma BCAA and their BCKA to NaPB. NaPB demonstrated a statistically significant reduction of leucine in all three healthy subjects and in three out of the five MSUD patients who participated in the trial. The reduction in leucine, the most toxic of the BCAAs, in the three responsive MSUD patients ranged between 28-34%, which is considered by clinicians to be a meaningful response.

Registration Plan

We intend to seek FDA approval to market ACER-001 for the treatment of MSUD in the United States by submitting a 505(b)(2) NDA using data from the RLD’s NDA while supplementing the data with additional pharmokinetic, pharmodynamic, efficacy and safety data specifically in the MSUD population. We anticipate submitting to the FDA the 505(b)(2) NDA for ACER-001 for the treatment of MSUD in 2021, subject to our ability to generate sufficient capital resources to fund this program. We also intend to seek approval in the European Union and other territories outside the United States after the 505(b)(2) NDA for treatment of MSUD is filed.

ACER-001 Planned Clinical Development in MSUD Patients

Subject to our ability to generate sufficient capital resources, we intend to support a 505(b)(2) NDA for ACER-001 for the treatment of MSUD by submitting an Investigational New Drug Application, or IND, in 2019. The following four clinical trials are planned:

Study One

This multicenter, open-label, uncontrolled clinical trial will enroll approximately 60 subjects with MSUD ages 8 to 48 years, who have baseline blood leucine levels >150 μmol/L, while achieving steady-state leucine intake via a restricted diet. All subjects will receive ACER-001 for 7 days. Response will be defined as a greater than or equal to 30% decrease in blood leucine from baseline.

Study Two

This multicenter, double-blind, placebo-controlled study will enroll approximately 40 subjects with MSUD who responded to sodium phenylbutyrate in Study 1. After a washout period from Study 1, subjects will be randomized equally to either ACER-001 or placebo for four weeks. Efficacy will be assessed by the mean change in blood leucine level from baseline to week four in the ACER-001-treated group as compared to the mean change in the placebo group.

Study Three

This multicenter, open-label, uncontrolled clinical trial will enroll approximately 20 subjects with MSUD who did not respond to sodium phenylbutyrate in Study 1. After a washout period from Study 1, subjects will undergo six weeks of forced dose-titration with three different doses of ACER-001. Treatments will consist of three consecutive two-week courses of ACER-001 at increasing doses above the top dose studied in Study 1. Blood leucine levels will be monitored after two weeks of treatment at each dose level.

Study Four

This multicenter, open-label, extension study will enroll up to 60 subjects who respond to ACER-001 treatment in Study 1 and complete Study 2, and any subjects from Study 3 who are identified as responders following dose titration. Blood leucine levels will be monitored every four weeks, and additional safety information will be collected.

Preliminary Unaudited Cash and Cash Equivalents as of June 30, 2018

As of June 30, 2018, we had approximately $8.3 million of cash and cash equivalents. This amount is unaudited and preliminary, and does not present all information necessary for an understanding of our financial condition as of June 30, 2018. The review of our financial statements for the quarter ended June 30, 2018 is ongoing and could result in changes to this amount. Our financial statements for the quarter ended June 30, 2018 will not be available until after this offering is completed, and consequently will not be available to you prior to investing in this offering.

Based on available resources, we believe that our cash and cash equivalents currently on hand are sufficient to fund our currently anticipated operating and capital requirements through the end of 2018. However, our current capital resources are not sufficient to fund our planned operations beyond the end of 2018 and thus there is substantial doubt about our ability to continue as a going concern after that time. We will continue to require substantial additional capital to continue our clinical development and pursuit of regulatory approval activities. Accordingly, we will need to raise substantial additional capital to continue to fund our operations. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our development, regulatory and commercialization efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on our financial condition and our ability to develop and potentially commercialize (if approved) our product candidates.

Company Information

We were originally incorporated as Sportan United Industries, Inc. (“Sportan”) in Texas in March 1991. In June 2004, PharmaFrontiers Corp. (“PharmaFrontiers”) was acquired by Sportan in a transaction accounted for as a reverse acquisition. In October 2004, PharmaFrontiers acquired all of the outstanding stock of Opexa Pharmaceuticals, Inc. (“Opexa Pharmaceuticals”). In June 2006, we changed our name to Opexa Therapeutics, Inc. and, in January 2007, we merged with our wholly owned subsidiary, Opexa Pharmaceuticals, with Opexa Therapeutics, Inc. being the surviving company. In September 2017, we merged with Acer Therapeutics Inc. and changed our name to Acer Therapeutics Inc. On May 15, 2018, we changed our state of incorporation from the State of Texas to the State of Delaware pursuant to a plan of conversion. We also eliminated our holding company structure by merging our wholly owned subsidiary Acer Therapeutics Inc. with and into the parent company, with the parent company being the surviving entity. Our principal executive offices are located at One Gateway Center, Suite 351, 300 Washington Street, Newton, Massachusetts 02458, and our telephone number is (844) 902-6100. Our website address is www.acertx.com. We do not incorporate the information on, or accessible through, our website into this prospectus supplement or the accompanying prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by us	2,222,222 shares

Common stock to be outstanding after this offering	9,719,655 shares

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to 333,333 additional shares of common stock.

Use of proceeds	We intend to use the net proceeds from this offering to fund our research and development efforts, to seek regulatory approval for EDSIVO™, to invest in pre-commercial activities for EDSIVO™, to advance development of ACER-001, and for general corporate purposes, including working capital and other general and administrative purposes. We may also use a portion of the net proceeds from this sale to acquire or invest in complementary businesses, technologies, product candidates or other intellectual property, although we have no present commitments or agreements to do so. See the section of this prospectus supplement entitled “Use of Proceeds” on page S-17.

Nasdaq Capital Market symbol	ACER

Risk Factors	Our business and an investment in our securities include significant risks. See the section of this prospectus supplement entitled “Risk Factors” beginning on page S-13 as well as the other information included in or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before making an investment decision.

The number of shares of common stock to be outstanding immediately after this offering as shown above is based on 7,497,433 shares of common stock outstanding as of March 31, 2018 and excludes as of such date:

•	526,100 shares of common stock reserved for the exercise of options outstanding under our 2013 Stock Incentive Plan and 2010 Stock Incentive Plan at a weighted average exercise price of $12.31;

•	97,072 shares of common stock reserved for future issuance under our 2010 Plan; and

•	312,426 shares of common stock reserved for the exercise of warrants outstanding at an exercise price per share of $124.27, of which 301,452 expired on April 9, 2018 and the remaining 10,974 expire on October 9, 2018.

Unless otherwise indicated, this prospectus supplement reflects and assumes no exercise by the underwriters of their over-allotment option. In addition, the information in this prospectus supplement does not include the 500,000 shares of common stock reserved for awards under our 2018 Stock Incentive Plan which was approved by our stockholders on May 14, 2018.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should carefully consider the risks described below and those discussed under the Section captioned “Risk Factors” contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, together with other information in this prospectus supplement, the accompanying prospectus, the information and documents incorporated by reference herein and therein, and in any free writing prospectus that we have authorized for use in connection with this offering. If any of these risks actually occurs, our business, financial condition, results of operations or cash flows could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Related to This Offering

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.

If you purchase the common stock sold in this offering, you will experience immediate dilution in your investment. You may experience further dilution if we issue additional equity securities in future fundraising transactions.

The offering price per share in this offering will exceed the net tangible book value per share of our common stock outstanding prior to this offering. Based on the public offering price of $18.00 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us in this offering, you will experience immediate dilution of $13.09 per share, representing the difference between our as adjusted net tangible book value per share as of March 31, 2018 after giving effect to this offering. The exercise of outstanding stock options and warrants may result in further dilution of your investment. See the section entitled “Dilution” below for a more detailed illustration of the dilution you would incur if you participate in this offering.

Risks Related to our Securities

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is more convenient or favorable for disputes with us or our directors, officers or other employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; or

•	any action asserting a claim against us governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is more convenient or favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, the documents we have filed with the SEC that are incorporated by reference and any free writing prospectus that we have authorized for use in connection with this offering contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or to our future operating or financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements about:

•	the strategies, prospects, plans, expectations and objectives of management for our future operations, including the anticipated timing of filings;

•	the progress, scope or duration of the development of product candidates or programs;

•	the benefits that may be derived from product candidates or the commercial or market opportunity in any target indication;

•	our ability to protect our intellectual property rights;

•	our anticipated operations, financial position, costs or expenses;

•	statements regarding future economic conditions or performance;

•	statements concerning proposed new products, services or developments;

•	the expected benefits of and potential value created by our September 19, 2017 merger with Acer Therapeutics Inc., a Delaware corporation, for our stockholders; and

•	statements of belief and any statement of assumptions underlying any of the foregoing.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the section entitled “Risk Factors” contained in this prospectus supplement and in our SEC filings. Also, these forward-looking statements represent our estimates and assumptions only as of the date of the document containing the applicable statements.

You should read this prospectus supplement, the accompanying prospectus, the documents we have filed with the SEC that are incorporated by reference and any free writing prospectus that we have authorized for use in connection with this offering completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in the foregoing documents by these cautionary statements.

You should rely only on the information contained, or incorporated by reference, in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we have authorized for use in connection with this offering. We have not authorized anyone to provide you with different information. The securities offered under this prospectus supplement are not being offered in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus and any free writing prospectus that we have authorized for use in connection with this offering is accurate as of any date other than the date on the front of this prospectus supplement or the accompanying prospectus, as applicable, or that any information incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the document so incorporated by reference. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

USE OF PROCEEDS

We expect the net proceeds to us from this offering to be approximately $36.9 million, after deducting the underwriting discount and estimated offering expenses payable by us, based on the sale of 2,222,222 shares of common stock at a public offering price of $18.00. If the underwriters exercise their over-allotment option in full, we estimate that we will receive additional net proceeds of approximately $5.6 million.

We intend to use the net proceeds from this offering to fund our research and development efforts, to seek regulatory approval for EDSIVO™, to invest in pre-commercial activities for EDSIVO™, to advance development of ACER-001, and for general corporate purposes, including working capital and other general and administrative purposes. We may also use a portion of the net proceeds from this sale to acquire or invest in complementary businesses, technologies, product candidates or other intellectual property, although we have no present commitments or agreements to do so.

The amounts and timing of these expenditures will depend on a number of factors, such as the timing and progress of our research and development efforts, regulatory actions affecting our product candidates and our business, technological advances and the competitive environment for our product candidates. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, we will retain broad discretion over the use of these proceeds. Pending use of the net proceeds as described above, we intend to temporarily invest the proceeds in short and long-term interest bearing instruments.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the Nasdaq Capital Market and trades under the symbol “ACER.” Our stock has traded on the Nasdaq Capital Market under the symbol “ACER” since September 21, 2017 (when we merged with Acer Therapeutics Inc., a Delaware corporation, and changed our name to Acer Therapeutics Inc.), and prior that, traded on the Nasdaq Capital Market under the symbol “OPXA.”

The following table sets forth the high and low sale prices per share of our common stock as reported on the Nasdaq Capital Market (as adjusted for the 1-for-10.355527 reverse stock split of our common stock effected in connection with the merger closing).

	High	Low
2016
First Quarter	$29.72	$17.50
Second Quarter	44.42	21.23
Third Quarter	51.05	30.24
Fourth Quarter	45.36	5.18

2017
First Quarter	$14.19	$7.59
Second Quarter	8.28	5.70
Third Quarter	22.63	6.55
Fourth Quarter	19.50	11.36

2018
First Quarter	$20.68	$13.71
Second Quarter	$21.60	$17.50
Third Quarter (through July 31, 2018)	$27.80	$16.46

On July 31, 2018, the last reported sale price of our common stock on the Nasdaq Capital Market was $18.00 per share. As of such date, there were approximately 200 record holders of our common stock. This number does not include stockholders for whom shares were held in “nominee” or “street name.”

DIVIDEND POLICY

We have never declared or paid dividends on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends on our common stock is subject to the discretion of our Board of Directors and will depend upon various factors, including, without limitation, our results of operations and financial condition.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2018, as follows:

•	on an actual basis as of March 31, 2018;

•	on an as adjusted basis to give effect to the sale by us of 2,222,222 shares of our common stock in this offering at a public offering price of $18.00 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

You should read this table together with the information contained in our financial statements and related notes incorporated by reference in this prospectus supplement.

	As of March 31, 2018
	Actual	As Adjusted(1)
	(Unaudited)
Cash and cash equivalents	$12,368,625	$49,278,221

Stockholders’ equity:
Preferred stock, no par value; authorized 10,000,000 shares; none issued and outstanding, actual and as adjusted	—	—
Common stock, $0.01 par value; authorized 150,000,000 shares; 7,497,433 shares issued and outstanding, actual, and 9,719,655 shares issued and outstanding, as adjusted	74,974	97,196
Additional paid-in capital	48,025,842	84,913,216
Accumulated deficit	(29,535,256)	(29,535,256)

Total stockholders’ equity	18,565,560	55,475,156

Total capitalization	$18,565,560	$55,475,156

(1)	The as adjusted balance sheet data reflects the sale of 2,222,222 shares of common stock offered by us in this offering at a public offering price of $18.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization would increase by approximately $5.6 million, after deducting the estimated underwriting discount and estimated offering expenses payable by us, and shares issued and outstanding would increase by 333,333.

For purposes of the above calculation, the number of shares of common stock to be outstanding after this offering is based on 7,497,433 shares of common stock outstanding as of March 31, 2018 and excludes as of such date:

•	526,100 shares of common stock reserved for the exercise of options outstanding under our 2013 Stock Incentive Plan and 2010 Stock Incentive Plan at a weighted average exercise price of $12.31;

•	90,072 shares of common stock reserved for future issuance under our 2010 Plan; and

•

312,426 shares of common stock reserved for the exercise of warrants outstanding at an exercise price per share of $124.27, of which 301,452 expired on April 9, 2018 and the remaining 10,974 expire on October 9, 2018.

The table and discussion above does not include the 500,000 shares of common stock reserved for awards under our 2018 Stock Incentive Plan which was adopted by our stockholders on May 14, 2018.

DILUTION

Our net tangible book value as of March 31, 2018 was $10,799,693, or $1.44 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding.

After giving effect to the sale of 2,222,222 shares of common stock by us at a public offering price of $18.00 per share, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2018 would have been approximately $47.7 million, or $4.91 per share. This represents an immediate increase in the net tangible book value of $3.47 per share to existing stockholders and an immediate dilution in net tangible book value of $13.09 per share to investors participating in this offering. The following table illustrates this per share dilution:

Public offering price per share		$18.00
Historical net tangible book value per share as of March 31, 2018	$1.44
Increase per share attributable to new investors	$3.47

As adjusted net tangible book value per share after this offering		$4.91

Dilution per share to new investors		$13.09

If the underwriters exercise in full their option to purchase up to 333,333 additional shares of common stock at the public offering price of $18.00 per share, the as adjusted net tangible book value after this offering would be $5.30 per share, representing an increase in net tangible book value of $3.86 per share to existing stockholders and immediate dilution in net tangible book value of $12.70 per share to new investors participating in this offering at the public offering price.

For purposes of the above calculation, the number of shares of common stock to be outstanding after this offering is based on 7,497,433 shares of common stock outstanding as of March 31, 2018 and excludes as of such date:

•	526,100 shares of common stock reserved for the exercise of options outstanding under our 2013 Stock Incentive Plan and 2010 Stock Incentive Plan at a weighted average exercise price of $12.31;

•	90,072 shares of common stock reserved for future issuance under our 2010 Plan; and

•

312,426 shares of common stock reserved for the exercise of warrants outstanding at an exercise price per share of $124.27, of which 301,452 expired on April 9, 2018 and the remaining 10,974 expire on October 9, 2018.

The table and discussion above does not include the 500,000 shares of common stock reserved for awards under our 2018 Stock Incentive Plan which was adopted by our stockholders on May 14, 2018.

DESCRIPTION OF COMMON STOCK

This section describes the general terms and provisions of the shares of our common stock, $0.0001 par value. This description is only a summary and is qualified in its entirety by reference to the description of our common stock incorporated by reference in this prospectus supplement. Our certificate of incorporation and our bylaws have been filed as exhibits to our periodic reports filed with the SEC, which are incorporated by reference in this prospectus supplement. You should read our certificate of incorporation and our bylaws for additional information before you buy any of our common stock or other securities. See “Where You Can Find More Information.”

We have 150,000,000 shares of authorized common stock. As of March 31, 2018, there were 7,497,433 shares of common stock issued and outstanding. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and our bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. Our certificate of incorporation and our bylaws include provisions that:

•

authorize the board of directors to issue, without stockholder approval, blank-check preferred stock that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by the board of directors;

•	establish advance notice requirements for stockholder nominations of directors and for stockholder proposals that can be acted on at stockholder meetings;

•	limit who may call stockholder meetings;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even if less than a quorum;

•	require a super-majority of votes to amend certain provisions of our charter as well as to amend our bylaws generally; and

•

authorize us to indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent

The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

UNDERWRITING

Under the terms and subject to the conditions to be set forth in an underwriting agreement, dated as of August 1, 2018, by and between us and William Blair & Company, L.L.C. and Raymond James & Associates, Inc., acting as representatives for the underwriters named below, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the following respective number of shares of common stock:

Name	Number of Shares
William Blair & Company, L.L.C.	1,111,111
Raymond James & Associates, Inc.	666,667
Roth Capital Partners, LLC	266,667
H.C. Wainwright & Co., LLC	133,333
CIM Securities, LLC	44,444

Total	2,222,222

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares

We have granted the underwriters an option, exercisable no later than 30 calendar days after the date of the underwriting agreement, to purchase up to an aggregate of 333,333 additional shares at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement and as indicated below. We will be obligated to sell these shares to the underwriters to the extent the option is exercised.

Discount and Expenses

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.702 per share. After this offering, the public offering price and the concession to dealers may be reduced by the underwriters. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus supplement.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE	TOTAL WITHOUT EXERCISE	TOTAL WITH EXERCISE
Public offering price	$18.00	$39,999,996	$45,999,990
Underwriting discounts and commissions	$1.17	$2,600,000	$2,989,999
Proceeds to us, before expenses	$16.83	$37,399,996	$43,009,991

We estimate the total offering expenses of this offering that will be payable by us, excluding the underwriting discounts and commissions, will be approximately $490,400, which includes legal costs and various other fees. We have agreed to reimburse the underwriters for all out-of-pocket accountable expenses (including fees and expenses of counsel and any other independent experts retained by the underwriters) reasonably incurred by the underwriters in connection with the offering up to a maximum of $75,000.

Purchases by Affiliates

Funds affiliated with our largest stockholder, TVM Capital, have agreed to purchase an aggregate of $4,950,000 in shares of our common stock in this offering on the same terms as those offered to the public.

No Sale of Similar Securities

We, our officers, directors and certain holders of our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly, for a period of 90 days after the date of this prospectus, without the prior written consent of the representatives:

•	sell, offer to sell, contract or grant any option to sell, effect any short sale, grant any option, right or warrant to purchase, pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, lend or otherwise dispose of, or enter into any swap or other arrangement that transfers, in whole or in part, the economic consequences of ownership of, any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or publicly announce any intention to do any of the foregoing, or

•	make any demand for, or exercise any right to, registration with the SEC of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock.

The lock-up restrictions terminate after the close of trading of the common stock on and including the 90th day after the date of this prospectus. The representatives may, in their sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements. These restrictions apply to shares of our common stock purchased in this offering by certain holders for a period of 90 days after the date of this prospectus.

The restrictions described above do not apply to:

•	awards by us of stock options, restricted stock or other equity-based compensation awards to purchase shares of our common stock pursuant to employee benefit plans (or the issuance of common Stock upon the exercise or settlement thereof);

•	any issuance by us of shares of our common stock or securities convertible or exercisable or exchangeable for shares of our common stock pursuant to the exercise or conversion of warrants, options, or other convertible or exchangeable securities, in each case outstanding as of the date of this prospectus;

•	the filing of a registration statement on Form S-8 with respect to the registration of securities to be offered to our “employees” (as that term is used in Form S-8) under any of our employee benefit plans;

•	any issuance by us of securities in connection with a transaction that includes a commercial relationship (including but not limited to joint ventures, marketing or distribution arrangements, option or collaboration agreements or intellectual property license agreements) or any acquisition of assets or not less than a majority or controlling portion of the equity of another entity, provided that the aggregate number of shares or securities issuable will not exceed ten percent (10%) of our outstanding shares of common stock immediately following the date the shares offered by this prospectus are delivered to the underwriters;

•	shares of our common stock or any security convertible into, exercisable or exchangeable for our common stock acquired in open market transactions after the completion of this offering;

•	transfers of shares of our common stock, or any security convertible into, exercisable or exchangeable for our common stock, as a bona fide gift, by will or intestacy or to a family member or trust, partnership, limited liability company or other entity for the direct or indirect benefit of the lock-up signatory or a family member;

•	transfers of shares of our common stock, or any security convertible into, exercisable or exchangeable for our common stock to a charity or educational institution;

•	transfers of shares of our common stock, or any security convertible into, exercisable or exchangeable for our common stock, to any stockholder, partner or member of, or owner of similar equity interests in, a holder, if the holder controls, directly or indirectly, any corporation, partnership, limited liability company or other business entity; or

•	transfers of shares of our common stock, or any security convertible into, exercisable or exchangeable for our common stock, to affiliates of or any investment fund or other entity controlled or managed by a holder, provided, however, that in the case of any transfer pursuant to the fifth, sixth, seventh, eighth or ninth clauses above, (i) such transfer shall not involve a disposition for value, (ii) the transferee agrees to be subject to the lock-up restrictions for the remainder of the lock-up period, and (iii) no filing under Section 16(b) of the Exchange Act shall be required or shall be voluntarily made during the restricted period.

There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Nasdaq Capital Market Listing

Our common stock is listed for trading on the Nasdaq Capital Market under the symbol “ACER.”

Short Sales, Stabilizing Transactions, and Penalty Bids

Until the distribution of the common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise make short sales of our common stock and may purchase shares of our common stock in the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. The underwriters may close out any short position by purchasing shares of our common stock in the open market or exercising their option to purchase additional shares. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. The underwriters may also engage in “stabilizing bids,” which are bids for or the purchase of shares of our common stock on behalf of the underwriters in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of our common stock.

The underwriters’ purchases to cover short sales, as well as other purchases by the underwriters for their own account, and stabilizing bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Neither we, nor the underwriters, make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters makes any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Affiliations

Certain of the underwriters or their affiliates may in the future provide investment banking, lending, financial advisory and other related services to us and our affiliates for which they may receive customary fees and commissions.

Since August 2017, we have retained LifeSci Advisors, LLC, an affiliate of LifeSci Capital LLC, as our investor relations and corporate communications advisor. We currently pay a monthly retainer and reimburse reasonable documented out-of-pocket expenses incurred in connection with such engagement. LifeSci Capital LLC is registered as a broker-dealer with the Financial Industry Regulatory Authority and its primary function in connection with the offering contemplated hereby is as our financial advisor.

Selling Restrictions

Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements. This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571,

Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares of common stock may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the Offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, which we refer to as the Order, or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

LEGAL MATTERS

The validity of the common stock offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Diego, California. Certain legal matters will be passed upon for the underwriters by Mayer Brown LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2017 have been audited by Wolf & Company, P.C., an independent registered public accounting firm, as stated in their report, which is incorporated by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Acer Therapeutics Inc., a Delaware corporation and our wholly owned subsidiary (“Private Acer”), as of December 31, 2016, and for the year then ended, have been incorporated in this prospectus supplement and the accompanying prospectus by reference to our prospectus filed on August 11, 2017 pursuant to Rule 424(b) under the Securities Act, relating to the registration statement on Form S-4, as amended, declared effective August 10, 2017 (File No. 333-219358), in reliance upon the report of Wolf & Company, P.C. given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus are part of the registration statement on Form S-3 we filed with the SEC under the Securities Act and do not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference into this prospectus supplement and the accompanying prospectus for a copy of such contract, agreement or other document. Because we are subject to the information and reporting requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Information contained in this prospectus supplement and the accompanying prospectus and information that we file with the SEC in the future and incorporate by reference into this prospectus supplement and the accompanying prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (other than Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01 and exhibits filed on such form that are related to such items) we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the sale of all the securities covered by this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2017;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018;

•	our Current Reports on Form 8-K filed with the SEC on February 27, 2018, May 15, 2018, and July 31, 2018;

•	Private Acer’s audited consolidated financial statements as of December 31, 2016, and for the year then ended included in our Prospectus filed on August 11, 2017 pursuant to Rule 424(b) under the Securities Act, relating to the Registration Statement on Form S-4, as amended, declared effective August 10, 2017 (File No. 333-219358); and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on August 30, 2006, as amended by our Forms 8-12B/A filed on August 31, 2006 and May 15, 2018.

You can request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Acer Investor Relations

One Gateway Center, Suite 351

300 Washington Street

Newton, MA 02458

(844) 902-6100

PROSPECTUS

$100,000,000

ACER THERAPEUTICS INC.

Debt Securities, Common Stock,

Preferred Stock, Depositary Shares,

Warrants and Rights

We may, from time to time, offer and sell debt securities, preferred stock, either separately or represented by depositary shares, common stock, warrants or rights, either separately or together in any combination, in one or more offerings. The debt securities, preferred stock and warrants may be convertible into or exercisable or exchangeable for common or preferred stock or debt securities. The rights may be exercisable for common or preferred stock. The aggregate initial offering price of all securities sold under this prospectus will not exceed $100,000,000.

We will specify in an accompanying prospectus supplement more specific information about any such offering. This prospectus may not be used to sell any of these securities unless accompanied by the applicable prospectus supplement.

We may offer and sell the securities described in this prospectus and any prospectus supplement directly to investors or through underwriters, dealers or agents. We will set forth the names of any underwriters, dealers or agents and their compensation in the accompanying prospectus supplement.

Our common stock is listed on The NASDAQ Capital Market under the symbol “ACER.” On October 16, 2017, the last reported sale price of our common stock on The NASDAQ Capital Market was $19.35 per share. The aggregate market value of our outstanding common equity held by non-affiliates on October 16, 2017 was $46,322,604 based on 6,450,766 shares of common stock outstanding, of which 2,393,933 are held by non-affiliates, and a closing sale price on such date of $17.89. During the 12 calendar months prior to and including the date hereof, we have sold securities with aggregate market value of $490,098 pursuant to General Instruction I.B.6. of Form S-3.

Investing in our securities involves risks. See the section entitled “Risk Factors” in the accompanying prospectus supplement and in the documents we incorporate by reference in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 21, 2017

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and the registration statement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus and any prospectus supplement, or incorporated by reference, is accurate only as of the dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

EXPLANATORY NOTE

On September 19, 2017, Acer Therapeutics Inc., formerly known as Opexa Therapeutics, Inc. (the “Registrant,” “we,” “us” or “our”), completed its business combination with what was then known as Acer Therapeutics Inc., or Private Acer, in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of June 30, 2017, or the Merger Agreement, by and among the Registrant, Opexa Merger Sub, Inc., a wholly owned subsidiary of the Registrant, or Merger Sub, and Private Acer, pursuant to which Merger Sub merged with and into Private Acer, with Private Acer surviving as a wholly owned subsidiary of the Registrant (the “Merger”).

The Registrant is filing this Post-Effective Amendment on Form S-3 to the Registration Statement on Form S-3 (Registration No. 333-208314), originally declared effective March 25, 2016 (the “Registration Statement”), in order to (i) update the description of the Registrant’s business, (ii) incorporate by reference Private Acer’s audited consolidated financial statements as of December 31, 2016 and 2015, and for the years then ended included in the Registrant’s prospectus filed on August 11, 2017 pursuant to Rule 424(b) under the Securities Act, relating to the registration statement on Form S-4, as amended, declared effective August 10, 2017 (File No. 333-219358), and (iii) update the Registrant’s periodic reports listed under the heading “Where You Can Find More Information.”

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration, or continuous offering, process. Under this shelf registration process, we may, from time to time, offer and sell separately or together in any combination the securities described in this prospectus in one or more offerings up to a maximum aggregate offering price of $100,000,000.

We have previously sold 56,246 shares (pre-reverse split 582,462 shares) of our common stock for aggregate gross proceeds of $783,442 pursuant to a prospectus supplement dated March 25, 2016, as a supplement to the original prospectus dated March 25, 2016.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the offered securities. Any prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” before making your investment decision.

Unless the context otherwise requires, references in this prospectus and the accompanying prospectus supplement to “Acer,” the “Company,” “we,” “us” and “our” refer to Acer Therapeutics Inc.

“ACER THERAPEUTICS,” “EDSIVO” and the Acer logo are trademarks of Acer Therapeutics Inc. This prospectus and the documents incorporated by reference into this prospectus may also contain trademarks and trade names that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsements or sponsorship of us by, these other companies.

RISK FACTORS

Investing in our securities involves risk. The prospectus supplement relating to a particular offering will contain a discussion of risks applicable to an investment in the securities offered. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in the applicable prospectus supplement together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus, including the risk factors incorporated by reference to our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities.

ACER THERAPEUTICS INC.

Overview

We are a pharmaceutical company focused on the acquisition, development and commercialization of therapies for patients with serious rare and ultra-rare diseases with critical unmet medical need. Our late-stage clinical pipeline includes two candidates for severe genetic disorders for which there are few or no FDA-approved treatments: EDSIVO™ (celiprolol) for vascular Ehlers-Danlos Syndrome, or vEDS, and ACER-001 (a fully taste-masked formulation of sodium phenylbutyrate) for urea cycle disorders, or UCD, and Maple Syrup Urine Disease, or MSUD. There are no FDA-approved drugs for vEDS and MSUD and limited options for UCD, which collectively impact more than 4,000 patients in the United States. Our products have clinical proof-of-concept and mechanistic differentiation, and we intend to seek approval for them in the United States by using the regulatory pathway established under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA, that allows an applicant to rely for approval at least in part on third-party data, which is expected to expedite the preparation, submission, and approval of a marketing application.

Our Strategy

Our goal is to become a leading pharmaceutical company that acquires, develops and commercializes therapies for the treatment of rare diseases with significant unmet medical need. The key elements of our strategy include:

•	focus on orphan and ultra-orphan opportunities with significant unmet need;

•	accelerate development timelines and costs, while reducing risk;

•	provide differentiated products that create value;

•	protect our assets via intellectual property protections and regulatory and market exclusivities; and

•	commercialize our products in geographies that make strategic sense.

We plan to continue evaluating external opportunities to acquire or license in order to enhance our pipeline and leverage our business development, clinical development, regulatory and commercial expertise. We believe our management team has the capability and experience to continue to execute this model.

Product Candidates

EDSIVO™

Background

Our most advanced product candidate is EDSIVO™ (celiprolol) for the treatment of vEDS. EDSIVO™ is a selective adrenergic modulator and a New Chemical Entity, or NCE, in the United States. Celiprolol is currently approved in the European Union for the treatment of hypertension and angina. Ehlers-Danlos syndrome, or EDS, is an inherited disorder caused by mutations in the genes responsible for the structure, production, or processing of collagen, an important component of the connective tissues in the human body, or proteins that interact with collagen. EDS is a spectrum disorder where patients present with various forms, the most serious of which is vEDS, also known as EDS type IV, which is generally caused by a mutation in the COL3A1 gene. vEDS causes abnormal fragility in blood vessels, which can give rise to aneurysms, abnormal connections between blood vessels known as arteriovenous fistulas, arterial dissections, and spontaneous vascular ruptures, all of which can be potentially life-threatening. Gastrointestinal and uterine fragility or rupture also commonly occur in vEDS patients. Spontaneous arterial rupture has a peak incidence in the third or fourth decade of life in vEDS patients, but may occur earlier and is the most common cause of sudden death in vEDS patients. The median survival age of vEDS patients in the United States is 51 years, with arterial rupture being the most common cause of sudden death.

Pregnancy-related complications also occur in women with vEDS and include arterial dissection or rupture, uterine rupture, hemorrhage, premature rupture of membranes, lacerations, and complications during and after surgery.

Diagnosis and Incidence

vEDS is diagnosed through clinical observation, which is usually confirmed by mutational analysis of the COL3A1 gene. In the absence of a family history of the disorder, however, most vEDS patients are not diagnosed until the occurrence of an arterial aneurysm or dissection, bowel perforation, or organ rupture. As a result, it has been difficult to precisely measure the incidence or prevalence of vEDS in any population. Studies estimate the prevalence of vEDS as ranging from approximately 1 in 90,000 to 1 in 250,000. In 2017, we commissioned a patient-finder study that identified 2,200 vEDS patients in the United States from an analysis of commercially available patient claims data. Based on that information, we estimate a prevalence of vEDS in the United States of approximately 1 in 140,000.

Current Treatment Options for vEDS

Currently, there are no approved pharmacologic therapies in the United States or the European Union for the treatment of vEDS. Medical intervention for vEDS focuses on surgery, symptomatic treatment, genetic counseling and prophylactic measures, such as avoiding intense physical activity, scuba diving and violent sports. Arterial, digestive or uterine complications in vEDS patients typically require immediate hospitalization, observation in an intensive care unit, and sometimes surgery. Pregnant women with vascular EDS are considered to be at risk and receive special care.

While vEDS patients are encouraged to take steps to minimize the chances of an arterial rupture or dissection, there are no pharmacologic options to reduce the likelihood of such an event, and accordingly all current treatments for vEDS focus on the repair of arterial ruptures or dissection. Therefore, patients must adopt a “watch and wait” approach following any confirmed diagnosis. Unfortunately, many of these arterial events have high mortality associated with them, and thus, a pharmacologic intervention that reduces the rate of events would be clinically meaningful.

EDSIVO™ for Treatment of vEDS

Rationale for EDSIVO™ Treatment in vEDS

In 2004, researchers at Assistance Publique—Hôpitaux de Paris, Hôpital Européen Georges Pompidou, or AP-HP, in Paris, France, observed that the innermost layers of the arterial walls of vEDS patients are abnormally thin, which can explain the risk of arterial dissection or rupture. This observation led to the proposal of celiprolol, a selective adrenergic modulator (or beta 1 antagonist, beta 2 agonist) approved in the European Union for the treatment of hypertension and angina, as a potential treatment for vEDS. The investigators aimed to assess the preventive effect of celiprolol for major cardiovascular events in patients with vEDS via a multicenter, prospective, randomized, open trial with blinded evaluation of clinical events designed trial, which is referred to herein as the Ong trial, and was published on October 30, 2010 in The Lancet.

Fifty-three participants were enrolled in the Ong trial and randomized at eight centers in France and one center in Belgium. Patients were randomly assigned to a five-year intervention, receiving either celiprolol or no treatment. Patients assigned to the control group received the same attention as those assigned to the celiprolol group, but did not receive celiprolol or any beta blocker. Thirty-three of the 53 patients participating in the study had proven mutations in the COL3A1 gene. Of those patients with proven mutations, demographic and arterial characteristics did not differ from those of the study population as a whole. The duration of follow-up was five years or until the first qualifying cardiac or arterial event. The primary endpoint was a composite of cardiac or arterial events (rupture or dissection, fatal or not) during follow-up. Secondary endpoints were gastrointestinal or uterine rupture. The study was ended early after a consensus decision of the safety monitoring board, the methodologist of AP-HP, and the principal investigator because significant differences were recorded between the treatment group and the control group after 64 months. Mean duration of follow-up was 47 months prior to trial halt. As described in the tables below, in 5 of 25 patients on celiprolol a primary endpoint was recorded, compared with 14 of 28 patients in the control group. The hazard ratio, or HR, for event free survival was 0.36, (95% CI 0.15–0.88; p=0.040), meaning that with celiprolol the risk of having a cardiac or arterial event was reduced by 64% compared to control. Combined primary and secondary endpoints affected 6 patients on celiprolol and 17 patients in the control group, (HR 0.31; 95% CI 0.14–0.71; p=0.010):

Figure 2: Kaplan-Meier curves of event-free survival in 53 patients with vascular Ehlers-Danlos Primary endpoint (A). Primary and secondary endpoints (B).

As described in the table below, in the 33 patients with COL3A1 mutations, the primary endpoint was noted in 2 of the 13 patients in the treatment group, compared with 11 of the 20 patients in the control group, (HR 0.24; 95% CI 0.08–0.71; p=0.041). Combined primary and secondary endpoints were recorded in 3 of 13 patients on celiprolol and 14 of the patients in the control group, (HR 0.25; 95% CI 0.10–0.64; p=0.017), correlating to a three times reduction in arterial events among treated patients compared to non-treated patients. The results in the trial did not vary significantly between those patients who had a confirmed mutation in the COL3A1 gene versus the overall 53-patient population:

Figure 3: Kaplan-Meier curves of event-free survival in 33 patients with positive COL3A1 mutation Primary endpoint (A). Primary and secondary endpoints (B).

AP-HP granted us an exclusive right to access and use the data generated by the Ong trial. We have conducted a retrospective, source verified analysis of that data, including the primary and secondary endpoints, which confirmed the published results of the Ong trial.

The precise mechanism of action of celiprolol in vEDS patients is not known. Celiprolol is a cardioselective beta1 antagonist, with beta2 agonist vasodilatory properties, meaning it demonstrates antihypertensive and antianginal activity; however, it lacks the typical side effects of beta1 antagonists, such as bronchoconstriction, depression of left ventricular function, and peripheral vasoconstriction, likely a result of its beta2 agonist activity. Accordingly, investigators initially surmised that celiprolol would reduce central blood pressure and thus mechanical load on collagen fibers within the arterial wall, thereby reducing the risk of arterial dissection and rupture. However, celiprolol did not decrease brachial blood pressure or heart rate. Moreover, systolic and pulse pressures substantially increased after treatment, which is consistent with findings of celiprolol treatment in normotensive individuals, or individuals with normal blood pressure. Celiprolol’s lack of blood pressure lowering in normotensive people was explained by its beta2-adrenoceptor agonist properties. The impact of the beta1 antagonist and beta2 agonist properties of celiprolol are known to vary among individuals with high blood pressure and those with normal blood pressure. In individuals with high blood pressure, the beta1 antagonist properties predominate resulting in a reduction in blood pressure; however, in mildly hypertensive or healthy individuals, the beta2 agonist properties predominate, which does not induce a reduction in blood pressure. Most of the patients enrolled in the Ong trial had normal blood pressure at inclusion, and thus, the protective effect of celiprolol was found unlikely to be through blood pressure lowering. Researchers have hypothesized that another possible mechanism to explain the benefit patients experienced while treated with celiprolol in the Ong trial is the strong associations between beta-adrenergic receptors and transforming growth factor, or TGF, beta pathways. Chronic stimulation of beta2 receptors might enhance collagen synthesis through increased expression of TGF-beta. Thus, in response to celiprolol, an increase of collagen synthesis might have strengthened the arterial wall, thereby reducing its susceptibility to rupture.

We do not believe that there are any other drugs approved or in development in the United States or Europe that have a similar mechanism of action to celiprolol:

Registration Plan

Celiprolol has not been approved for any indication in the United States. Celiprolol has been approved for the treatment of hypertension in the European Union since 1984. An NDA for celiprolol for the treatment for hypertension was submitted by Aventis Pharms SA to the FDA in 1987, but was withdrawn prior to FDA review and ultimately not approved. We have obtained from Aventis Pharma SA the exclusive right to reference the celiprolol data included in the marketing authorization dossier filed with and approved by the U.K. Medicines and Healthcare Products Regulatory Agency, or MHRA. We have also licensed from AP-HP exclusive worldwide rights to the data from the Ong trial.

We intend to seek FDA approval for celiprolol for the treatment of vEDS by submitting an NDA under Section 505(b)(2) of the FFDCA, referred to as a 505(b)(2) NDA, where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use. FDA interprets this to mean that an applicant may rely for approval on data in published literature or on the FDA’s finding of safety or effectiveness of a previously approved drug product owned by a third party. Use of third-party data would minimize the amount of original data we would be required to generate and shorten the time needed for preparation, submission, and review of the marketing applications.

In September 2015, we met with the FDA to discuss the existing clinical data for EDSIVO™. At that meeting, the FDA agreed that additional clinical development is not needed and stated that we may submit a 505(b)(2) NDA for EDSIVO™ for the treatment of vEDS. In addition, the FDA advised us that no significant additional work would be required for the chemistry, manufacturing and controls, nonclinical or pharmacology sections of the NDA. The FDA also indicated to us at that time that it expected that the 505(b)(2) NDA for EDSIVO™ would qualify for priority review, which provides an expedited six-month review cycle, instead of the traditional 10-month cycle, for a drug that treats a serious condition and demonstrates the potential to be a significant improvement in safety or effectiveness of the treatment, prevention, or diagnosis of the condition. The FDA determines whether an application will receive priority review at the time the application is submitted. We expect to submit to the FDA the 505(b)(2) NDA for EDSIVO™ for the treatment of vEDS in the first half of 2018.

ACER-001

Background

Our product candidate ACER-001 is a fully-taste masked formulation of sodium phenylbutyrate, or NaPB, designed to treat Urea Cycle Disorders, or UCD, and Maple Syrup Urine Disease, or MSUD. NaPB is currently approved in the United States and the European Union to treat patients with UCD.

Urea Cycle Disorders (UCD)

Background

The urea cycle is a series of biochemical reactions that occurs in the liver, which converts toxic ammonia produced by the breakdown of protein and other nitrogen-containing molecules in the human body into urea for excretion. UCD are a group of disorders caused by genetic mutations that result in a deficiency in one of the six enzymes that catalyze the urea cycle, which can lead to an excess accumulation of ammonia in the blood stream, a condition known as hyperammonemia. Acute hyperammonemia can cause lethargy, somnolence, coma, and multi-organ failure, while chronic hyperammonemia can lead to headaches, confusion, lethargy, self-chosen vegetarian diet, failure to thrive, behavioral changes, and learning and cognitive deficits. Common symptoms of both acute and chronic hyperammonemia also include seizures and psychiatric symptoms.

Diagnosis and Incidence

The diagnosis of UCD is based on clinical observations, confirmed by biochemical and molecular genetic testing. A plasma ammonia concentration of 150 µmol/L or higher associated with a normal anion gap and a normal plasma glucose concentration is an indication for the presence of UCD. Plasma quantitative amino acid analysis and measurement of urinary orotic acid can distinguish between the various types of UCD. A definitive diagnosis of UCD depends on either molecular genetic testing or measurement of enzyme activity. Molecular genetic testing is possible for all urea cycle defects. Studies suggest that the incidence of UCD in the United States ranges between 1 in 35,000 live births to 1 in 8,200 live births.

Current Treatment Options for UCD

The current treatment of UCD consists of dietary management to limit ammonia production in conjunction with medications that provide alternative pathways for the removal of ammonia from the bloodstream. Dietary protein must be carefully monitored and some restriction is necessary; too much dietary protein causes excessive ammonia production. However, if protein intake is too restrictive or insufficient calories are provided, the body will break down lean muscle mass to obtain the amino acids or energy it requires, which can also lead to excessive ammonia in the blood stream. Dietary management may also include supplementation with special amino acid formulas developed specifically for UCD, which can be prescribed to provide approximately 50% of the daily dietary protein allowance. Some patients may also require individual branched chain amino acid supplementation.

Medications for UCD primarily comprise nitrogen scavenger drugs, which are substances that provide alternative excretion pathways for nitrogen by bypassing the urea cycle. The use of these alternative pathways for nitrogen removal is important for the management of acute episodes of hyperammonemia and are also included as part of a long-term treatment regime for UCD patients. Current nitrogen scavenger treatments for UCD are based on sodium benzoate or phenylbutyrate, which conjugate with glycine and glutamine, respectively, allowing for urinary excretion of nitrogen as hippurate and phenylacetylglutamine, respectively.

According to a 2016 study by Shchelochkov et al., published in Molecular Genetics and Metabolism Reports, while nitrogen scavenging medications are effective in helping to manage UCD, non-compliance with treatment is common. Reasons given for non-compliance include the unpleasant taste associated with medications, the frequency with which medication must be taken and the high cost of the medication.

Phenylbutyrate is available as both NaPB, which is marketed as Buphenyl®, and glycerol phenylbutyrate, which is marketed as Ravicti®. While a study provided by Horizon Therapeutics, Inc. in the Ravicti package insert involving 46 adults with UCD demonstrated that Buphenyl and Ravicti were similarly effective in controlling the blood level of ammonia over a 24-hour period, many patients who take their medicine orally prefer Ravicti, as it is significantly more palatable than Buphenyl. However, the cost of Ravicti – approaching $600,000 to $800,000 per patient per year – is prohibitive.

ACER-001 for Treatment of UCD

Rationale for ACER-001 Treatment in UCD

ACER-001 is a proprietary, immediate release, taste-masked suspension formulation of NaPB. Buphenyl, a non-taste masked formulation of NaPB, has been approved by the FDA for UCD with demonstrated efficacy and safety in UCD patients of all ages. We believe that if it is approved, ACER-001’s taste-masked properties will make it a compelling alternative to existing phenylbutyrate-based treatments, as the unpleasant taste associated with NaPB is cited as a major impediment to patient compliance with those treatments.

Registration Plan

We intend to initially seek FDA approval to market ACER-001 in the United States using a 505(b)(2) NDA through which we may reference data from an application previously approved by the FDA. We also intend to seek approval in the European Union and potentially other territories outside the United States, after the 505(b)(2) NDA for treatment of UCD is filed. Because the FDA has approved an NDA for NaPB, which is referred to as the reference listed drug, or RLD, we intend to rely on the RLD’s pre-clinical and clinical safety data, while supplementing the data with a bridging study that demonstrates bioequivalence of ACER-001 to NaPB.

We plan to undertake a clinical study designed to evaluate the bioequivalence of ACER-001 and NaPB in healthy adult male and female subjects in fed and fasted states. Under the protocol, subjects will be randomized to one of four sequences, which will determine study treatment. There will be a minimum 12-hour washout period between the treatment periods for each sequence.

The safety of ACER-001 will also be evaluated in this study, which we plan to initiate in the first half of 2018.

Maple Syrup Urine Disease (MSUD)

Background

Maple syrup urine disease, or MSUD, is a rare inherited disorder caused by defects in the mitochondrial branched-chain ketoacid dehydrogenase complex, which results in elevated blood levels of the branched-chain amino acids, or BCAA, leucine, valine, and isoleucine, as well as the associated branded-chain ketoacids, or BCKA, in a patient’s blood. Left untreated, this can result in neurological damage, mental disability, coma or death. There are currently no approved pharmacologic therapies in the United States or the European Union for MSUD. Treatment of MSUD consists primarily of a severely restricted diet to limit the intake of BCAA, with aggressive medical interventions when blood-levels of BCAA or BCKA become elevated. The most severe presentation of MSUD, known as “classic” MSUD, accounts for 80% of cases and can result in neonatal onset with encephalopathy and coma. Although metabolic management of the disease is possible via a highly restrictive diet, the outcome is unpredictable and a significant portion of affected individuals are mentally impaired or experience neurological complications.

Studies indicate that MSUD affects an estimated 1 in 185,000 infants worldwide. The disorder occurs more frequently in the Old Order Mennonite population, with an estimated incidence of about 1 in 380 newborns, and the Ashkenazi Jewish population, with an estimated incidence of 1 in 26,000. Approximately 3,000 patients suffer from MSUD worldwide, of whom approximately 800 are located in the United States.

ACER-001 for Treatment of MSUD

Rationale for ACER-001 Treatment in MSUD

Therapy with NaPB in UCD patients has been associated with a selective reduction in BCAA despite adequate dietary protein intake.

Based on this clinical observation, investigators at Baylor College of Medicine, or BCM, explored the potential of NaPB treatment to lower BCAA and their corresponding BCKA in patients with MSUD. The investigators found that BCAA and BCKA were both significantly reduced following NaPB therapy in control subjects and in patients with MSUD, although there was no simple correlation between the patients’ levels of residual enzymatic activity with the response of plasma BCAA and their BCKA to NaPB. NaPB demonstrated a statistically significant reduction of leucine in all three healthy subjects and in three out of the five MSUD patients who participated in the trial. The reduction in leucine, the most toxic of the BCAAs, in the three responsive MSUD patients ranged between 28-34%, which is considered by clinicians to be a meaningful response.

Registration Plan

We intend to seek FDA approval to market ACER-001 for the treatment of MSUD in the United States by submitting a 505(b)(2) NDA through which we may be able to rely on the preclinical and clinical safety data from the RLD’s NDA while supplementing the data with additional pharmokinetic, pharmodynamic, efficacy and safety data specifically in the MSUD population. We also intend to seek approval in the European Union and other territories outside the United States, including the EU, after the supplemental NDA for treatment of MSUD is filed.

ACER-001 Clinical Development in MSUD Patients

Subject to our ability to generate sufficient capital resources, we intend to support a 505(b)(2) NDA for ACER-001 for the treatment of MSUD by submitting an Investigational New Drug Application, or IND, in 2018 that will include protocols for the following four clinical trials:

Study One

This multicenter, open-label, uncontrolled clinical trial will enroll approximately 60 subjects with MSUD ages 8 to 48 years, who have baseline blood leucine levels >150 µmol/L, while achieving steady-state leucine intake via a restricted diet. All subjects will receive ACER-001 for 7 days. Response will be defined as a greater than or equal to 30% decrease in blood leucine from baseline. We anticipate that at day seven, 40 subjects will be identified as responders.

Study Two

This multicenter, double-blind, placebo-controlled study will enroll approximately 40 subjects with MSUD who responded to sodium phenylbutyrate in Study 1. After a washout period from Study 1, subjects will be randomized equally to either ACER-001 or placebo for 4 weeks. Efficacy will be assessed by the mean change in blood leucine level from baseline to week four in the ACER-001-treated group as compared to the mean change in the placebo group.

Study Three

This multicenter, open-label, uncontrolled clinical trial will enroll approximately 20 subjects with MSUD who did not respond to sodium phenylbutyrate in Study 1. After a washout period from Study 1, subjects will undergo six weeks of forced dose-titration with three different doses of ACER-001. Treatments will consist of three consecutive two-week courses of ACER-001 at increasing doses above the top dose studied in Study 1. Blood leucine levels will be monitored after two weeks of treatment at each dose level.

Study Four

This multicenter, open-label, extension study will enroll up to 60 subjects who respond to ACER-001 treatment in Study 1 and complete Study 2, and any subjects from Study 3 who are identified as responders following dose titration. Blood leucine levels will be monitored every four weeks, and additional safety information will be collected.

Commercialization Strategy

Assuming the FDA approves EDSIVO™ and ACER-001, we expect that the majority of vEDS, UCD and MSUD patients will be treated at tertiary care centers, and therefore can be addressed with a targeted sales force. vEDS patients will primarily be treated by vascular medicine or cardiology specialists, while the UCD and MSUD patients will primarily be managed by metabolic geneticists and dietitians. We intend to build our own commercial infrastructure in the United States to target these centers, and will evaluate whether to commercialize in other geographies ourselves or with an experienced partner.

Competition

The pharmaceutical industry is highly competitive. We face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Given the significant unmet medical need for novel therapies to treat vEDS, UCD, and MSUD, many companies, public and private universities and research organizations are actively engaged in the discovery, research and development of product candidates to treat these conditions. As a result, there are and will likely continue to be extensive resources invested in the discovery and development of new products to treat these unmet medical needs. We anticipate facing intense and increasing competition as new products enter the market and advanced technologies become available.

We are not aware of any other companies that are pursuing a treatment for vEDS, although we are aware of a study that is currently enrolling vEDS patients at AP-HP that includes adding irbesartan, an angiotensin II receptor blocker, with celiprolol, to provide supplemental vascular protection and thus reduce recurrence of arterial events in vEDS patients. Our potential competitors and the related stage of development for their product candidates in our other target indications include the following:

•

UCD: Horizon Pharma plc / SOBI, Inc. (Marketed); Promethera Biosciences S.A./N.V. (Phase 2); Aeglea BioTherapeutics Inc. (Phase 1/2); Dimension Therapeutics Inc. (Phase 1/2); PhaseRx, Inc. (Phase 1); Synlogic, Inc. (preclinical)

•	MSUD: Synlogic, Inc. (preclinical)

Many of our competitors, either alone or with strategic partners, have or will have substantially greater financial, technical and human resources than us. Accordingly, our competitors may be more successful than us in developing or marketing products and technologies that are more effective, safer or less costly. Additionally, our competitors may obtain regulatory approval for their products more rapidly and may achieve more widespread market acceptance. These companies also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical study sites and patient registration for clinical studies and acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

There are other non-pharmaceutical therapeutic approaches that are used or may be used for our targeted indications. For example, liver transplantation may be used in some cases to treat UCD or MSUD in pediatric patients who have developed acute liver failure.

We believe that the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, convenience in dosing, product labeling, price, and the availability of reimbursement.

Licenses and Royalties

Baylor College of Medicine License

In April 2014, we obtained exclusive rights to patents and certain other intellectual property relating to ACER- 001 and preclinical and clinical data, through an exclusive license agreement with BCM. Under the terms of the agreement, as amended, we have worldwide exclusive rights to develop, manufacture, use, sell and import products incorporating the licensed intellectual property. The license agreement requires us to make upfront and annual payments to BCM, reimburse certain of BCM’s legal costs, make payments upon achievement of defined milestones, and pay royalties on net sales of any developed product over the royalty term.

Aventis Pharma SA

In June 2016, we entered into an agreement with Aventis Pharma SA granting us the exclusive access and exclusive right to use the data included in the marketing authorization application dossier filed with and approved by the MHRA in 1986 for the treatment of mild to moderate hypertension pursuant to the UK regulatory approval procedure, for the sole purpose of allowing us to further develop, manufacture, register and commercialize celiprolol in the U.S. and Brazil for the treatment of EDS, Marfan syndrome and Loeys-Dietz syndrome. We have paid in full for the exclusive access and right to use the data.

Assistance Publique – Hôpitaux de Paris (AP-HP)

In August 2016, we entered into an agreement with the AP-HP granting us the exclusive worldwide rights to access and use data from the Ong trial. We intend to use this pivotal clinical data to support an NDA filing for EDSIVO™ for the treatment of vEDS. The agreement requires us to make certain upfront payments to AP-HP, reimburse certain of AP-HP’s costs, make payments upon achievement of defined milestones and pay royalties on net sales of celiprolol over the royalty term.

Manufacturing

We contract with third parties for the manufacture, testing and storage of our product candidates and intend to continue to do so in the future. We do not own and have no plans to build our own manufacturing capabilities for clinical or commercial supply. Because we rely on contract manufacturers, we have hired consultants with extensive technical, manufacturing, analytical, regulatory and quality assurance and control experience to oversee contract manufacturing and testing activities, and to compile manufacturing and quality information for our regulatory submissions.

Intellectual Property

EDSIVO™

We intend to protect our commercial rights to EDSIVO™ in the U.S. via multiple pathways. We believe that we will be eligible for NCE Exclusivity for EDSIVO™, which provides upon approval of a drug five years of marketing exclusivity during which time the FDA will not approve another drug with the same active ingredient, regardless of the indication for use, in the United States. In January 2015, the FDA granted EDSIVO™ Orphan Drug Designation, which provides upon the approval of a drug intended to treat a rare condition seven years of marketing exclusivity during which time the FDA will not approve the same drug for the same indication, unless it demonstrates clinical superiority. Orphan Drug Exclusivity does not prevent the FDA from approving the same drug for a different indication, or a different drug for the same indication. NCE Exclusivity and Orphan Drug Exclusivity run concurrently. Furthermore, EDSIVO™ may qualify for an additional six months of Pediatric Exclusivity in the United States, which requires the submission of one or more studies that meet requirements to be specified by the FDA in a Written Request for pediatric studies. Pediatric Exclusivity can be obtained either before or after NDA approval. Pediatric Exclusivity is attached to the end of an existing exclusivity and runs consecutively. We may also consider making modifications to the formulation to obtain additional intellectual property. While unapproved drugs may be imported into the United States under specified circumstances, such as for use in clinical studies under a valid and effective IND or for further manufacture into an IND drug or an approved drug, we intend to aggressively assert our rights, via regulatory and legal means, to limit the importation of non-FDA approved versions of celiprolol. We intend to provide a robust patient assistance program, or PAP, to offset costs associated with a high priced therapeutic to minimize the incentive for vEDS patients in the United States to seek to obtain celiprolol elsewhere.

ACER-001

We obtained exclusive rights to certain patents and other intellectual property from BCM for the use of NaPB for the treatment of inborn errors of BCAA metabolism, including MSUD.

The licensed patent covers methods and compositions for treating humans (and animals) with various formulations and prodrugs of NaPB for inborn errors of BCAA metabolism, including MSUD, and does not expire until 2030. We made filings in the geographic regions that represent the largest incidence and prevalence of MSUD: United States, selected countries in Europe (including Turkey) and Brazil. BCM has been issued one patent in each of the United States and the European Union with respect to ACER-001, each of which was exclusively licensed to us pursuant to our agreement with BCM.

We filed a formulation patent application with respect to ACER-001 in January 2016 and plan to seek further patent protection in major markets, including the United States and the European Union.

We also expect to benefit from potential commercial exclusivity afforded to the first drug approved after obtaining Orphan Drug Designation for the treatment of MSUD. Orphan Drug Exclusivity provides upon the approval of a drug intended to treat a rare condition seven years of marketing exclusivity during which time the FDA will not approve the same drug for the same indication, unless it demonstrates clinical superiority, in the United States and ten years in the European Union post approval. Orphan Drug Exclusivity does not prevent the FDA from approving the same drug for a different indication, or a different drug for the same indication. NCE Exclusivity and Orphan Drug Exclusivity run concurrently. We were granted Orphan Drug Designation for ACER-001 for the treatment of MSUD by the FDA in August 2014.

Furthermore, we may qualify to receive an additional six months of Pediatric Exclusivity in the United States, which runs consecutively to an existing exclusivity, and an additional two years in the European Union.

Government Regulation and Product Approval

Government authorities in the United States at the federal, state and local level and in other countries extensively regulate, among other things, the use of unapproved drugs, pre-clinical and clinical studies, development, testing, quality control, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, import, and export of pharmaceutical products such as those we are developing. The process for obtaining approvals or authorizations to market a drug product in the United States and in foreign countries and jurisdictions, along with pre- and post-approval compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources. Our product candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of approval requirements within the European Union are addressed uniformly, while country-specific requirements must also be met.

U.S. Drug Approval Process

In the United States, the FDA regulates drugs under the FFDCA and the FDA’s implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining marketing approvals and pre- and post-approval compliance with applicable federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time before or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending NDA, withdrawal of an approval, imposition of a clinical hold on a clinical study or studies, issuance of a warning letter or untitled letter, product recall, product seizure, total or partial suspension of production or distribution, injunction, fines, refusals or cancellation of government contracts, restitution, disgorgement, or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s current good laboratory practice, or cGLP, regulations;

•	submission to the FDA of an IND to which the FDA has no objections and which must become effective before clinical trials in the United States may begin;

•	approval by an institutional review board, or IRB, at each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug candidate for each proposed indication in accordance with the FDA’s current Good Clinical Practice, or cGCP, regulations, IND regulations, and human subject protection regulations;

•	submission to the FDA of an NDA;

•	satisfactory review by an FDA advisory committee, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with the FDA’s current Good Manufacturing Practice, cGMP, regulation and to assure that the methods used in, and the facilities and controls used for, manufacture, processing, and packing are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess the characteristics and potential safety and efficacy of the product. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical trial protocol, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises questions or concerns, including concerns that human research subjects will be exposed to unreasonable health risks, related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to patients under the supervision of qualified investigators in accordance with IND regulations and human subject protection regulations as well as cGCP standards, which include the requirement that all research patients provide their informed consent for their participation in any clinical trial and that an IRB approve each study before it begins. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve each protocol and protocol amendment for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three or four sequential phases, which may overlap or be combined:

Phase 1:	The drug is initially introduced into a small number of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion or, on occasion, in patients with severe problems or life-threatening disease to gain an early indication of its effectiveness.

Phase 2:	The drug is administered to a limited patient population to preliminarily evaluate the efficacy of the product for a specific targeted disease, gather additional safety information and to determine dosage tolerance, optimal dosage and method of delivery.

Phase 3:	The drug is administered to a larger patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product to determine effectiveness, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product and ultimately to support approval.

Phase 4:	In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after NDA approval. In other cases, a sponsor may voluntarily conduct additional clinical trials post approval to gain more information about the drug. Such post approval trials are typically referred to as Phase 4 clinical trials.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious and unexpected adverse reactions occur. Trial sponsors must monitor other information including published as well as unpublished scientific papers, reports from foreign regulatory authorities and reports of foreign commercial marketing experience for the investigational drug and notify the FDA and clinical trial investigators of certain information. Phase 1, Phase 2 and Phase 3 clinical trials may fail to be completed successfully within a specified period, or at all. Furthermore, the FDA may impose a clinical hold on one or more or all of the clinical studies or the sponsor may suspend or terminate a clinical trial or development of an investigational product at any time for a variety of reasons, including a finding that the research patients are being exposed to an unacceptable health risk. Development, or the aspects of development, that are affected by the clinical hold may not continue unless and until the sponsor addresses all of the FDA’s concerns and has been notified that the hold is removed. Similarly, an IRB can suspend or terminate its approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the protocol or the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Nearly all Phase 3 trials and some other trials are overseen by a Data and Safety Monitoring Board, or DSMB, which is composed of doctors, statisticians, and others who are independent of the clinical trial sponsor. Similar to IRBs, the DSMBs review the progress of a clinical trial and participant safety, but they also review data on the effectiveness of the drug being studied. DSMB members can stop a trial early if safety concerns arise or if they determine that the trial should be stopped due to “futility” meaning that the trial will not be able to answer the question or questions it set out to explore.

Concurrent with clinical trials, companies may need to complete additional animal trials and must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with Current Good Manufacturing Practice, or cGMP, requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be completed to establish an expiration date and demonstrate that the drug candidate does not undergo unacceptable deterioration prior to the expiration date.

The NDA Approval Process

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA to support approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee.

The FDA is required to conduct a preliminary review of an NDA within the first 60 days after submission, before accepting it for filing, to determine whether it is sufficiently complete to permit substantive review. The FDA may accept the NDA for filing, potentially refuse to file the NDA due to deficiencies but work with the applicant to rectify the deficiencies (in which case the NDA is filed upon resolution of the deficiencies) or refuse to file the NDA. The FDA must notify the applicant of a refusal to file decision within 60 days after the original receipt date of the application. If the FDA refuses to file the NDA the applicant may resubmit the NDA with the deficiencies addressed. The resubmitted NDA is considered a new application subject to a new ten-month review goal, as described below. If the NDA is resubmitted for the same product (by the same person) a new application fee will not be required. The resubmitted application is also subject to review before the FDA accepts it for filing. Once an NDA is accepted for filing, the FDA begins an in-depth substantive review. Under the Prescription Drug User Fee Act, or PDUFA, and the FDA’s commitments under the current PDUFA Reauthorization Act, the FDA has a goal of reviewing and acting on 90% of standard non-priority NDA applications within ten months from the filing date of the NDA.

The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective for its intended use and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation in response to specific questions raised by the FDA, which may include whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA inspects the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect and audit data at one or more clinical sites to evaluate the integrity of the data and confirm compliance with cGCP.

After the FDA evaluates the NDA and conducts its inspections, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug subject to specific prescribing information for specific indications and, if applicable, specific post-approval requirements. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. After receiving a Complete Response Letter, the applicant must decide within twelve months (subject to extension), if it wants to resubmit the NDA addressing the deficiencies identified by the FDA in the Complete Response Letter, withdraw the NDA, or request an opportunity for a hearing to challenge the FDA’s determination. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret data.

The FDA also may require implementation of a Risk Evaluation and Mitigation Strategy, or REMS, to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans and elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.

The drug testing and approval process requires substantial time, effort and financial resources, and may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent marketing approval. The FDA may not grant marketing approval on a timely basis, or at all.

Even if the FDA approves a product, it may limit the approved indications for use for the product. The FDA requires that the approved product labeling include information regarding contraindications, warnings or precautions. It may also, require that post-approval studies, including Phase 4 clinical trials, including a long-term registry, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications or labeling claims or manufacturing changes may be subject to further testing requirements and FDA review and approval. Also after approval, the FDA may require labeling changes as new information becomes known, particularly if new risks are identified, such as unexpected adverse events. The FDA has the authority to prevent or limit further marketing of a drug based on the results of these post-marketing studies and programs or other information that may become known after approval.

Hatch-Waxman Amendments and Exclusivity

The Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, amended the FFDCA and established abbreviated pathways to market, as well as incentives for the development of new drug products. The Hatch-Waxman Amendments established section 505(b)(2) of the FFDCA that provides an alternative pathway for submission of an NDA, referred to as the 505(b)(2) application, when some or all of the safety and efficacy investigations relied on for approval were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The Hatch-Waxman Amendments also established the abbreviated new drug application, or ANDA, approval pathway, which provides an expedient route for generic drugs that have the same active ingredient as a previously approved drug. At the same time, to incentivize continued pharmaceutical innovation, the Hatch-Waxman Amendments authorized periods of market exclusivity to protect certain approved new drugs from competition for five or three year periods.

Under the Hatch-Waxman Amendments, a new drug containing an active ingredient that had never before been approved in any other NDA, ANDA, or 505(b)(2) NDA is provided five years of market exclusivity upon approval. The FDA refers to this exclusivity as NCE Exclusivity. During the NCE Exclusivity period, the FDA cannot approve an ANDA or a 505(b)(2) application for a drug containing the same active ingredient. For NCE Exclusivity, the FDA regulations interpret “active ingredient” to mean “active moiety,” which is defined as “the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt . . . , or other noncovalent derivative . . . of the molecule, responsible for the physiological or pharmacological action of the drug substance.” Although the FDA may not approve an ANDA or 505(b)(2) NDA with the same active ingredient during the five-year NCE Exclusivity period, an ANDA or 505(b)(2) NDA may be submitted to the FDA after four years if it contains a certification of patent invalidity or non- infringement.

The Hatch-Waxman Amendments also provide three years of market exclusivity for an NDA, a 505(b)(2) NDA, or a supplement to either of these applications for a drug product containing an active moiety that has been previously approved, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant, are deemed by the FDA to be essential to the approval of the application. During this three-year exclusivity period, the FDA will not make effective the approval of any ANDA or 505(b)(2) NDA for the same active moiety for the same conditions of use. Five-year and three-year exclusivity will not delay the submission or approval of a new drug containing the same active moiety if it is the subject of a full NDA for which the applicant conducted, sponsored, or obtained a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Other Regulatory Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, annual establishment registration and product listing and associated user fees, compliance with the cGMP, recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion, and adverse drug experience monitoring and reporting with the product. After approval, most changes to the approved product labeling, such as adding new indications are subject to prior FDA review and approval. Also, any post-approval changes in the drug substance, drug product, production process, quality controls, equipment, or facilities that have a substantial potential to have an adverse effect on the identity, strength, quality, purity, or potency of the drug product is subject to FDA review and approval. Any such changes that have a moderate potential to have an adverse effect on the identity, strength, quality, purity, or potency of the drug product must be submitted to the FDA for review 30 days prior to implementation. All manufacturing facilities as well as records required to be maintained under FDA regulations are subject to inspection or audit by the FDA. In addition, manufacturers are required to pay annual user fees for establishment registration and user fees for the submission of each new or supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-approval testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. The Food and Drug Administration Amendments Act of 2007 gave the FDA the authority to require a REMS from drug manufacturers to manage a known or potential serious risk associated with the drug and to ensure that the benefits of a drug outweigh its risks. Examples of a REMS include, but are not limited to, a Medication Guide, a patient package insert to help mitigate a serious risk of the drug, and a communication plan to health care providers to support implementation of an element of the REMS.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and register or obtain permits or licenses in states where they do business, and are subject to periodic unannounced inspections by the FDA and state regulatory authorities with jurisdiction over their activities to determine compliance with regulatory requirements. A drug manufacturer is responsible for ensuring that its third party contractors operate in compliance with applicable laws and regulations including the cGMP regulation. The failure of a drug manufacturer or any of its third party contractors to comply with federal or state laws or regulations may subject the drug manufacturer to possible legal or regulatory action, such as an untitled letter, warning letter, recall, suspension of manufacturing or distribution or both, suspension of state permit or license, seizure of product, import detention, injunctive action, civil and criminal penalties.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require a drug manufacturer to conduct investigations and implement appropriate corrective actions to address any deviations from cGMP requirements, and impose reporting and documentation requirements upon the manufacturer and any third-party contractors (including contract manufacturers and laboratories) involved in the manufacture of a drug product. Accordingly, manufacturers must continue to expend significant time, money and effort to maintain and ensure ongoing cGMP compliance and to confirm and ensure ongoing cGMP compliance of their third party contractors.

Once an approval is granted, the FDA may withdraw the approval if there is new information or evidence that the drug is unsafe or not shown to be safe for use under the conditions of its approval, or that new information shows there is a lack of substantial evidence of effectiveness, or that the approved application contained an untrue statement of material fact, or that the required patent information was not submitted within 30 days after receiving notice from the FDA of the failure to submit such information. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety and risk information; imposition of a post-market study requirement to assess new safety risks; or implementation of a REMS that may include distribution or other restrictions.

The FDA closely regulates drug advertising and promotional activities, including promotion of an unapproved drug, direct-to-consumer advertising, dissemination of scientific information about a drug not on the approved labeling, off-label promotion, communications with payors and formulary committees, industry-sponsored scientific and educational activities, and promotional activities involving the internet and social media. A company’s product claims must be true and not misleading, provide fair balance, provide adequate risk information, and be consistent with the product label approved by the FDA. Failure to comply with these requirements can lead to regulatory actions including, among other things, warning letters, corrective advertising, injunction, violation and related penalties under the False Claims Act, and result in reputational and economic harm.

Physicians may prescribe FDA-approved drugs for uses that are not described in the product’s labeling and that differ from those uses tested by the manufacturer. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments for their individual patients. The FDA does, however, regulate manufacturers’ communications about their drug products and interprets the FFDCA to prohibit pharmaceutical companies from promoting their FDA-approved drug products for uses that are not specified in the FDA-approved labeling. Companies that market drugs for off-label uses have been subject to warning letters, related costly litigation, criminal prosecution, and civil liability under the FFDCA and the False Claims Act.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drug and drug samples at the federal level, and sets minimum standards for the registration and regulation of wholesale drug distributors by the states.

Orphan Designation

The Orphan Drug Act of 1983 provides incentives, including marketing exclusivity, user fee waivers and tax benefits, to companies that undertake development and marketing of products to treat rare diseases, which are defined as diseases for which there is a patient population of fewer than 200,000 persons in the United States or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. A drug that receives orphan drug designation may receive up to seven years of exclusive marketing in the United States for that indication, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. A drug may be entitled to an additional six months of exclusive marketing if it satisfies the requirements for pediatric exclusivity.

The European Medicines Agency (EMA) Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union Community and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

New Legislation and Regulations

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and products. It is impossible to predict whether further legislative changes will be enacted or FDA regulations, guidance, policies or interpretations will be changed, or what the impact of such changes, if any, may be.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain marketing approval. Sales of any of our product candidates, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for establishing the reimbursement rate that a payor will pay for the drug product once coverage is approved. Some third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the approved drugs for a particular indication.

In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not we conduct such studies, our product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of drug products and medical services and questioning safety and efficacy. Emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. If third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover the products for which we receive FDA approval or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit.

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs and drug prices in general, including for therapies for rare diseases. These measures include price controls, transparency requirements triggered by the introduction of new high-cost drugs into the market, drug re-importation, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Some laws and regulations have already been enacted in these areas, and additional measures have been introduced or are under consideration at both the federal and state levels. Additionally, at the request of U.S. Senators, the Government Accountability Office is currently investigating abuses of the Orphan Drug Act, which could potentially lead to legislation that affects reimbursement for drugs with small patient populations. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as our drug product candidates and could adversely affect our net revenue and results.

In addition, in the United States, the Patient Protection and Affordable Care Act, or the Affordable Care Act, contains provisions that have the potential to substantially change healthcare delivery and financing, including impacting the profitability of drugs. For example, the Affordable Care Act revised the methodology by which rebates owed by manufacturers for covered outpatient drugs are calculated under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of covered drugs dispensed to individuals enrolled in Medicaid managed care organizations and subjected manufacturers to new annual fees for certain branded prescription drugs. On May 4, 2017, the House of Representatives passed the American Health Care Act, or AHCA, which contains provisions that would change the level of federal funding of state Medicaid programs and affect funding for long term care recipients, including the elderly and disabled. The Senate then moved to craft its own “repeal and replace” legislation known as the Better Care Reconciliation Act, or BCRA, with more onerous funding changes affecting the elderly and disabled. The BCRA and two other amendments failed in the Senate and it is unclear if the Senate will debate potential amendments further. However, even if a different bill or amendment passed in the Senate, reconciliation with the House’s AHCA bill would be required. Under any new legislation, we expect additional rules, regulations and interpretations to be issued that may materially affect our financial condition and operations. Even if the Affordable Care Act is not amended or repealed, the new administration could propose changes impacting implementation of the Affordable Care Act. The ultimate composition and timing of any legislation enacted under the new administration that would impact the current implementation of the Affordable Care Act remains uncertain. Given the complexity of the Affordable Care Act and the substantial requirements for regulation thereunder, the impact of the Affordable Care Act on our financial conditions and operations cannot be predicted, whether in its current form or as amended or repealed.

Pricing and reimbursement methodologies vary widely from country to country. Some countries require that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or they may instead adopt a system of direct or indirect controls on our profitability in placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements for any of our products.

Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time, and there is the potential for significant movement in these areas in the foreseeable future. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescribing of any product candidates for which we may obtain marketing approval. Our business operations and arrangements with investigators, healthcare professionals, consultants, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws. These laws may constrain the business or financial arrangements and relationships through which we research, manufacture, market, promote, sell and distribute our products that obtain marketing approval. Restrictions under applicable federal and state healthcare laws, include, but are not limited to, the following:

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the federal healthcare Anti-Kickback Statute prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

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the federal False Claims Act and civil monetary penalties law impose penalties and provide for civil whistleblower or qui tam actions against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent or making a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the civil monetary penalties statute, which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, among other things, imposes criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without proper written authorization;

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the federal transparency requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologicals and medical supplies to annually report to the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS, information related to payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Further, the Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, we may be subject to significant administrative, civil, and/or criminal penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to administrative, civil, and/or criminal sanctions, including exclusions from government funded healthcare programs.

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. The cost of establishing a regulatory compliance system for numerous varying jurisdictions can be very significant. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

The U.S. Foreign Corrupt Practices Act and Other Anti-Corruption Laws

We may be subject to a variety of domestic and foreign anti-corruption laws with respect to our regulatory compliance efforts and operations. The U.S. Foreign Corrupt Practices Act, commonly known as the FCPA, is a criminal statute that prohibits an individual or business from paying, offering, promising or authorizing the provision of money (such as a bribe or kickback) or anything else of value (such as an improper gift, hospitality, or favor), directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision in order to assist the individual or business in obtaining, retaining, or directing business or other advantages (such as favorable regulatory rulings). The FCPA also obligates companies with securities listed in the United States to comply with certain accounting provisions. Those provisions require a company such as ours to (i) maintain books and records that accurately and fairly reflect all transactions, expenses, and asset dispositions, and (ii) devise and maintain an adequate system of internal accounting controls sufficient to provide reasonable assurances that transactions are properly authorized, executed and recorded. The FCPA is subject to broad interpretation by the U.S. government. The past decade has seen a significant increase in enforcement activity. In addition to the FCPA, there are a number of other federal and state anti-corruption laws to which we may be subject, including, the U.S. domestic bribery statute contained in 18 USC § 201 (which prohibits bribing U.S. government officials) and the U.S. Travel Act (which in some instances addresses private-sector or commercial bribery both within and outside the United States). Also, a number of the countries in which we may conduct activities have their own domestic and international anti-corruption laws, such as the UK Bribery Act 2010. There have been cases where companies have faced multi-jurisdictional liability under the FCPA and the anti-corruption laws of other countries for the same illegal act.

We can be held liable under the FCPA and other anti-corruption laws for the illegal activities of our employees, representatives, contractors, collaborators, agents, subsidiaries, or affiliates, even if it did not explicitly authorize such activity. Although we will seek to comply with anti-corruption laws, there can be no assurance that all of our employees, representatives, contractors, collaborators, agents, subsidiaries or affiliates will comply with these laws at all times. Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. In addition, our directors, officers, employees, and other representatives who engage in violations of the FCPA and certain other anti-corruption statutes may face imprisonment, fines, and penalties. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of our management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

Employees

As of November 14, 2017, we had a total of five full-time employees, no part-time employees, and three consultants or independent contractors working for us. None of our employees are represented by a labor union or subject to a collective bargaining agreement. We have not experienced a work stoppage and consider our relations with our employees to be good.

Our Background and Other Information

We were originally incorporated in Texas in March 1991 as Opexa Therapeutics, Inc. In September 2017, we merged with Acer Therapeutics Inc. and changed our name to Acer Therapeutics Inc. Our principal executive offices are located at 222 Third Street, Suite #2240, Cambridge, Massachusetts 02142, and our telephone number is (844) 902-6100. Our website address is www.acertx.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider any information on, or accessible through, our website as part of this prospectus.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects,” “believes,” “anticipates,” “estimates,” “may,” “could,” “intends,” and similar expressions are intended to identify forward-looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We will discuss many of these risks and uncertainties in greater detail in any prospectus supplement under the heading “Risk Factors.” Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in the documents we incorporate by reference into this prospectus.

These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC.

USE OF PROCEEDS

Unless we state otherwise in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes. General corporate purposes may include additions to working capital, financing of capital expenditures, repayment or redemption of existing indebtedness, and future acquisitions and strategic investment opportunities. Unless we state otherwise in the applicable prospectus supplement, pending the application of net proceeds, we expect to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DESCRIPTION OF DEBT SECURITIES

The following is a summary of the general terms of the debt securities. We will file a prospectus supplement that may contain additional terms when we issue debt securities. The terms presented here, together with the terms in a related prospectus supplement, together with any pricing supplement or term sheet, will be a description of the material terms of the debt securities.

We may issue, from time to time, debt securities, in one or more series. These debt securities that we may issue include senior debt securities, senior subordinated debt securities, subordinated debt securities, convertible debt securities and exchangeable debt securities. The debt securities we offer will be issued under an indenture between us and the trustee named in the indenture. The following is a summary of the material provisions of the form of indenture filed as an exhibit to the registration statement of which this prospectus is a part. For each series of debt securities, the applicable prospectus supplement for the series may change and supplement the summary below.

General Terms of the Indenture

The indenture does not limit the amount of debt securities that we may issue. It provides that we may issue debt securities for any series of debt securities up to the principal amount that we may authorize. Except for the limitations on consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the terms of the indenture do not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us. For each series of debt securities, any restrictive covenants for those debt securities will be described in the applicable prospectus supplement for those debt securities.

We may issue the debt securities issued under the indenture as “discount securities,” which means they may be sold at a discount below their stated principal amount. These debt securities, as well as other debt securities that are not issued at a discount, may, for United States federal income tax purposes, be treated as if they were issued with “original issue discount,” or OID, because of interest payment and other characteristics. Special United States federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement.

You should refer to the prospectus supplement relating to a particular series of debt securities for a description of the following terms of the debt securities offered by that prospectus supplement and by this prospectus:

•	the title and authorized denominations of those debt securities;

•	any limit on the aggregate principal amount of that series of debt securities;

•	the date or dates on which principal and premium, if any, of the debt securities of that series is payable;

•	interest rates, and the dates from which interest, if any, on the debt securities of that series will accrue, and the dates when interest is payable and the maturity;

•	the right, if any, to extend the interest payment periods and the duration of the extensions;

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if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any, with respect thereto;

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the place or places where and the manner in which principal of, premium, if any, and interest, if any, on the debt securities of that series will be payable and the place or places where those debt securities may be presented for transfer and, if applicable, conversion or exchange;

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the period or periods within which, the price or prices at which, and other terms and conditions upon which those debt securities may be redeemed, in whole or in part, at our option or the option of a holder of those securities, if we or a holder is to have that option;

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our obligation or right, if any, to redeem, repay or purchase those debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of those securities, and the terms and conditions upon which the debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to that obligation;

•	the terms, if any, on which the debt securities of that series will be subordinate in right and priority of payment to our other debt;

•	the denominations in which those debt securities will be issuable;

•	if other than the entire principal amount of the debt securities when issued, the portion of the principal amount payable upon acceleration of maturity as a result of a default on our obligations;

•	whether any securities of that series are to be issued in whole or in part in the form of one or more global securities and the depositary for those global securities;

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if the principal of or any premium or interest on the debt securities of that series is to be payable, or is to be payable at our election or the election of a holder of those securities, in securities or other property, the type and amount of those securities or other property, or the manner of determining that amount, and the period or periods within which, and the terms and conditions upon which, any such election may be made;

•	the events of default and covenants relating to the debt securities that are in addition to, modify or delete those described in this prospectus;

•	conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments thereto;

•	whether and upon what terms the debt securities may be defeased, if different from the provisions set forth in the indenture;

•	the nature and terms of any security for any secured debt securities;

•	the terms applicable to any debt securities issued at a discount from their stated principal amount; and

•	any other specific terms of any debt securities.

The applicable prospectus supplement will present material United States federal income tax considerations for holders of any debt securities and the securities exchange or quotation system on which any debt securities are to be listed or quoted.

Conversion or Exchange Rights

Debt securities may be convertible into or exchangeable for shares of our equity securities or other securities. The terms and conditions of conversion or exchange will be stated in the applicable prospectus supplement. The terms will include, among others, the following:

•	the conversion or exchange price;

•	the conversion or exchange period;

•	provisions regarding our ability or the ability of any holder to convert or exchange the debt securities;

•	events requiring adjustment to the conversion or exchange price; and

•	provisions affecting conversion or exchange in the event of our redemption of the debt securities.

Consolidation, Merger or Sale

The indenture provides that we cannot consolidate with or merge with or into, or transfer or lease all or substantially all of our assets to, any person, unless we are the surviving corporation or the successor person is a corporation organized under the laws of the United States, any state of the United States or the District of Columbia and expressly assumes our obligations under the debt securities and the indenture. In addition, we cannot complete such a transaction unless immediately after completing the transaction, no event of default under the indenture, and no event that, after notice or lapse of time or both, would become an event of default under the indenture, has occurred and is continuing. When the successor person has assumed our obligations under the debt securities and the indenture, we will be discharged from all our obligations under the debt securities and the indenture except in limited circumstances.

This covenant would not apply to any recapitalization transaction, a change of control affecting us or a highly leveraged transaction, unless the transaction or change of control were structured to include a merger or consolidation or transfer or lease of all or substantially all of our assets.

Events of Default

The indenture provides that the following will be “events of default” with respect to any series of debt securities:

•	failure to pay interest for 30 days after the date payment is due and payable;

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failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise and, in the case of technical or administrative difficulties, only if such default persists for a period of more than three business days;

•	failure to make sinking fund payments when due and continuance of such default for a period of 30 days;

•	failure to perform other covenants for 60 days after notice that performance was required;

•	events in bankruptcy, insolvency or reorganization relating to us; or

•	any other event of default provided in the applicable officer’s certificate, resolution of our board of directors or the supplemental indenture under which we issue a series of debt securities.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. For each series of debt securities, any modifications to the above events of default will be described in the applicable prospectus supplement for those debt securities.

The indenture provides that if an event of default specified in the first, second, third, fourth or sixth bullets above occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of all those debt securities (or, in the case of discount securities or indexed securities, that portion of the principal amount as may be specified in the terms of that series) to be due and payable immediately. If an event of default specified in the fifth bullet above occurs and is continuing, then the principal amount of all those debt securities (or, in the case of discount securities or indexed securities, that portion of the principal amount as may be specified in the terms of that series) will be due and payable immediately, without any declaration or other act on the part of the trustee or any holder. In certain cases, holders of a majority in principal amount of the outstanding debt securities of any series may, on behalf of holders of all those debt securities, rescind and annul a declaration of acceleration.

The indenture imposes limitations on suits brought by holders of debt securities against us. Except for actions for payment of overdue principal or interest, no holder of debt securities of any series may institute any action against us under the indenture unless:

•	the holder has previously given to the trustee written notice of default and continuance of such default;

•	the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action;

•	the requesting holders have offered the trustee indemnity for the reasonable expenses and liabilities that may be incurred by bringing the action;

•	the trustee has not instituted the action within 60 days of the request and offer of indemnity; and

•	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the affected series.

We will be required to file annually with the trustee a certificate, signed by one of our officers, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

Discharge, Defeasance and Covenant Defeasance

We can discharge or decrease our obligations under the indenture as stated below.

We may discharge obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year. We may effect a discharge by irrevocably depositing with the trustee cash or government obligations, as trust funds, in an amount certified to be enough to pay when due, whether at maturity, upon redemption or otherwise, the principal of, and any premium and interest on, the debt securities and any mandatory sinking fund payments.

Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time, which we refer to as defeasance. We may also be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indenture, and we may omit to comply with those covenants without creating an event of default under the trust declaration, which we refer to as covenant defeasance. We may effect defeasance and covenant defeasance only if, among other things:

•

we irrevocably deposit with the trustee cash or government obligations denominated in the currency of the debt securities, as trust funds, in an amount certified to be enough to pay at maturity, or upon redemption, the principal (including any mandatory sinking fund payments) of, and any premium and interest on, all outstanding debt securities of the series; and

•

we deliver to the trustee an opinion of counsel from a nationally recognized law firm to the effect that the holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter the holders’ U.S. federal income tax treatment of principal, and any premium and interest payments on, the series of debt securities.

In the case of a defeasance by us, the opinion we deliver must be based on a ruling of the Internal Revenue Service issued, or a change in U.S. federal income tax law occurring, after the date of the indenture, since such a result would not occur under the U.S. federal income tax laws in effect on that date.

Although we may discharge or decrease our obligations under the indenture as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

Modification of the Indenture

The indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to, among other things:

•	evidence the assumption by a successor entity of our obligations;

•	add to our covenants for the benefit of the holders of debt securities, or to surrender any rights or power conferred upon us;

•	add any additional events of default;

•

add to, change or eliminate any of the provisions of the indenture in a manner that will become effective only when there is no outstanding debt security which is entitled to the benefit of the provision as to which the modification would apply;

•	add guarantees with respect to or secure any debt securities;

•	establish the forms or terms of debt securities of any series;

•

evidence and provide for the acceptance of appointment by a successor trustee and add to or change any of the provisions of the indenture as is necessary for the administration of the trusts by more than one trustee;

•	cure any ambiguity or correct any inconsistency or defect in the indenture;

•

modify, eliminate or add to the provisions of the indenture as shall be necessary to effect the qualification of the indenture under the Trust Indenture Act of 1939 or under any similar federal statute later enacted, and to add to the indenture such other provisions as may be expressly required by the Trust Indenture Act; and

•

make any other provisions with respect to matters or questions arising under the indenture that will not be inconsistent with any provision of the indenture as long as the new provisions do not adversely affect the interests of the holders of any outstanding debt securities of any series created prior to the modification.

The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of each series of debt securities affected by such supplemental indenture then outstanding, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or any supplemental indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected thereby:

•	extend the final maturity of any debt security;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest;

•	reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration;

•	change the currency in which the principal, and any premium or interest, is payable;

•	impair the right to institute suit for the enforcement of any payment on any debt security when due;

•	if applicable, adversely affect the right of a holder to convert or exchange a debt security; or

•

reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture or for waivers of compliance with or defaults under the indenture with respect to debt securities of that series.

The indenture provides that the holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant trustee, may on behalf of the holders of the debt securities of that series waive any default and its consequences under the indenture except:

•	a default in the payment of, any premium and any interest on, or principal of, any such debt security held by a nonconsenting holder; or

•	a default in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected.

Registered Global Securities and Book Entry System

The debt securities of a series may be issued in whole or in part in book-entry form and will be represented by one or more fully registered global securities. We will deposit any registered global securities with a depositary or with a nominee for a depositary identified in the applicable prospectus supplement and registered in the name of such depositary or nominee. In such case, we will issue one or more registered global securities denominated in an amount equal to the aggregate principal amount of all of the debt securities of the series to be issued and represented by such registered global security or securities. This means that we will not issue certificates to each holder.

Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

•	by the depositary for the registered global security to its nominee;

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or its nominee to a successor of the depositary or a nominee of the successor.

The prospectus supplement relating to a series of debt securities will describe the specific terms of the depositary arrangement involving any portion of the series represented by a registered global security. We anticipate that the following provisions will apply to all depositary arrangements for debt securities:

•

ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for such registered global security, these persons being referred to as “participants,” or persons that may hold interests through participants;

•

upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants;

•	any dealers, underwriters, or agents participating in the distribution of the debt securities will designate the accounts to be credited; and

•

ownership of beneficial interest in the registered global security will be shown on, and the transfer of the ownership interest will be effected only through, records maintained by the depositary for the registered global security for interests of participants, and on the records of participants for interests of persons holding through participants.

The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, the depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as stated below, owners of beneficial interests in a registered global security:

•	will not be entitled to have the debt securities represented by a registered global security registered in their names;

•	will not receive or be entitled to receive physical delivery of the debt securities in the definitive form; and

•	will not be considered the owners or holders of the debt securities under the relevant indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

We will make payments of principal and premium, if any, and interest, if any, on debt securities represented by a registered global security registered in the name of a depositary or its nominee to the depositary or its nominee, as the case may be, as the registered owners of the registered global security. Neither we nor the trustee, or any other agent of ours or the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name.” We also expect that any of these payments will be the responsibility of the participants.

If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or stops being a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more registered global securities. In that event, we will issue debt securities of the series in a definitive form in exchange for all of the registered global securities representing the debt securities. The trustee will register any debt securities issued in definitive form in exchange for a registered global security in the name or names as the depositary, based upon instructions from its participants, shall instruct the trustee.

Concerning the Trustee

The indenture provides that there may be more than one trustee under the indenture, each for one or more series of debt securities. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under that indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by such trustee only on the one or more series of debt securities for which it is the trustee under the indenture. Any trustee under the indenture may resign or be removed from one or more series of debt securities. All payments of principal of, and any premium and interest on, and all registration, transfer, exchange, authentication and delivery of, the debt securities of a series will be effected by the trustee for that series at an office designated by the trustee in New York, New York.

The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise those rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

If the trustee becomes a creditor of ours, the indenture places limitations on the right of the trustee to obtain payment of claims or to realize on property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If it acquires any conflicting interest relating to any duties concerning the debt securities, however, it must eliminate the conflict or resign as trustee.

No Individual Liability of Incorporators, Shareholders, Officers or Directors

The indenture provides that no past, present or future director, officer, shareholder or employee of ours, any of our affiliates, or any successor corporation, in their capacity as such, shall have any individual liability for any of our obligations, covenants or agreements under the debt securities or the indenture.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF PREFERRED STOCK

As of November 14, 2017, our authorized preferred stock, no par value, was 10,000,000 shares, none of which were issued and outstanding. We may issue preferred stock, in series, with such designations, powers, preferences and other rights and qualifications, limitations or restrictions as our board of directors may authorize, without further action by our shareholders, including:

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting rights, if any, of shares of the series and the terms and conditions of the voting rights;

•

the dividend rate on the shares of the series, the dates on which dividends are payable, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative, and the dates from and after which dividends shall accumulate;

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

•	the terms and conditions of a sinking or purchase fund for the purchase or redemption of shares of the series, if such a fund is provided;

•	any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of, or upon the distribution of any of our assets; and

•

the prices or rates of conversion or exchange at which, and the terms and conditions on which, the shares of the series may be converted or exchanged into other securities, if the shares are convertible or exchangeable.

The particular terms of any series of preferred stock, and the transfer agent and registrar for that series, will be described in a prospectus supplement. Any material United States federal income tax consequences and other special considerations with respect to any preferred stock offered under this prospectus will also be described in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

The following description of the depositary shares does not purport to be complete and is subject to and qualified in its entirety by the relevant deposit agreement and the depositary receipts with respect to the depositary shares relating to any particular series of preferred stock. You should read these documents as they, and not this description, will define your rights as a holder of depositary shares. Forms of these documents will be filed with the SEC in connection with the offering of depositary shares.

General

If we elect to offer fractional interests in shares of preferred stock, we will provide for the issuance by a depositary to the public of receipts for depositary shares. Each depositary share will represent fractional interests of preferred stock. We will deposit the shares of preferred stock underlying the depositary shares under a deposit agreement between us and a bank or trust company selected by us. The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $50 million. The depositary receipts will evidence the depositary shares issued under the deposit agreement.

The deposit agreement will contain terms applicable to the holders of depositary shares in addition to the terms stated in the depositary receipts. Each owner of depositary shares will be entitled to all the rights and preferences of the preferred stock underlying the depositary shares in proportion to the applicable fractional interest in the underlying shares of preferred stock. The depositary will issue the depositary receipts to individuals purchasing the fractional interests in shares of the related preferred stock according to the terms of the offering described in a prospectus supplement.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the entitled record holders of depositary shares in proportion to the number of depositary shares that the holder owns on the relevant record date. The depositary will distribute only an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The depositary will add the undistributed balance to and treat it as part of the next sum received by the depositary for distribution to holders of depositary shares.

If there is a non-cash distribution, the depositary will distribute property received by it to the entitled record holders of depositary shares, in proportion, insofar as possible, to the number of depositary shares owned by the holders, unless the depositary determines, after consultation with us, that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to the holders. The deposit agreement also will contain provisions relating to how any subscription or similar rights that we may offer to holders of the preferred stock will be available to the holders of the depositary shares.

Conversion, Exchange, Redemption and Liquidation

If any series of preferred stock underlying the depositary shares may be converted or exchanged, each record holder of depositary receipts will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts.

The terms on which the depositary shares relating to the preferred stock of any series may be redeemed, and any amounts distributable upon our liquidation, dissolution or winding up, will be described in the relevant prospectus supplement.

Voting

When the depositary receives notice of a meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the particulars of the meeting to the record holders of the depositary shares. Each record holder of depositary shares on the record date may instruct the depositary on how to vote the shares of preferred stock underlying the holder’s depositary shares. The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions. We will agree to take all reasonable action requested by the depositary to enable it to vote as instructed.

Amendments

We and the depositary may agree to amend the deposit agreement and the depositary receipt evidencing the depositary shares. Any amendment that (a) imposes or increases certain fees, taxes or other charges payable by the holders of the depositary shares as described in the deposit agreement or that (b) otherwise prejudices any substantial existing right of holders of depositary shares, will not take effect until 30 days after the depositary has mailed notice of the amendment to the record holders of depositary shares. Any holder of depositary shares that continues to hold its shares at the end of the 30-day period will be deemed to have agreed to the amendment.

Termination

We may direct the depositary to terminate the deposit agreement by mailing a notice of termination to holders of depositary shares at least 30 days prior to termination. In addition, a deposit agreement will automatically terminate if the depositary has redeemed all related outstanding depositary shares, or we have liquidated, terminated or wound up our business and the depositary has distributed the preferred stock of the relevant series to the holders of the related depositary shares.

Payment of Fees and Expenses

We will pay all fees, charges and expenses of the depositary, including the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges as are stated in the deposit agreement for their accounts.

Resignation and Removal of Depositary

At any time, the depositary may resign by delivering notice to us, and we may remove the depositary. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Reports

The depositary will forward to the holders of depositary shares all reports and communications from us that are delivered to the depositary and that we are required by law, the rules of an applicable securities exchange or our restated certificate of formation, as amended, to furnish to the holders of the preferred stock. Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. The deposit agreement limits our obligations and the depositary’s obligations to performance in good faith of the duties stated in the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless the holders of depositary shares requesting us to do so furnish us with satisfactory indemnity. In performing our obligations, we and the depositary may rely upon the written advice of our counsel or accountants, on any information that competent people provide to us and on documents that we believe are genuine.

DESCRIPTION OF COMMON STOCK

This section describes the general terms and provisions of the shares of our common stock, $0.01 par value. This description is only a summary and is qualified in its entirety by reference to the description of our common stock incorporated by reference in this prospectus. Our restated certificate of formation, as amended, and our amended and restated bylaws, as amended, have been filed as exhibits to our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. You should read our restated certificate of formation, as amended, and our amended and restated bylaws, as amended, for additional information before you buy any of our common stock or other securities. See “Where You Can Find More Information.”

We have 150,000,000 shares of authorized common stock. As of November 14, 2017, there were 6,450,766 shares of common stock issued and outstanding. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of shareholders. We have not provided for cumulative voting for the election of directors in our restated certificate of formation, as amended. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Anti-Takeover Effects of Our Restated Certificate of Formation and Bylaws

Certain provisions of our restated certificate of formation, as amended, and our amended and restated bylaws, as amended, could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. Our restated certificate of formation, as amended, and our amended and restated bylaws, as amended, include provisions that:

•	authorize our board of directors to issue, without further action by the shareholders, up to 10,000,000 shares of undesignated preferred stock; and

•

authorize us to indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Transfer Agent

The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, preferred stock, common stock, depositary shares, or any combination thereof. We may issue warrants independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from the other offered securities. Each series of warrants may be issued under a separate warrant agreement to be entered into by us with a warrant agent. The applicable warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. Further terms of the warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement relating to any particular issue of warrants will describe the terms of the warrants, including, as applicable, the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, terms and number of shares of debt securities, preferred stock or common stock purchasable upon exercise of the warrants;

•	the designation and terms of the offered securities, if any, with which the warrants are issued and the number of the warrants issued with each offered security;

•	the date, if any, on and after which the warrants and the related debt securities, preferred stock or common stock will be separately transferable;

•	the price at which each share of debt securities, preferred stock or common stock purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which that right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of certain federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

We and the applicable warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF RIGHTS

We may issue rights to purchase common stock or preferred stock. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each right. The accompanying prospectus supplement may add, update or change the terms and conditions of the rights as described in this prospectus.

We will describe in the applicable prospectus supplement the terms and conditions of the issue of rights being offered, the rights agreement relating to the rights and the rights certificates representing the rights, including, as applicable:

•	the title of the rights;

•	the date of determining the shareholders entitled to the rights distribution;

•	the title, aggregate number of shares of common stock or preferred stock purchasable upon exercise of the rights;

•	the exercise price;

•	the aggregate number of rights issued;

•	the date, if any, on and after which the rights will be separately transferable;

•	the date on which the right to exercise the rights will commence and the date on which the right will expire; and

•	any other terms of the rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of the rights.

Each right will entitle the holder of rights to purchase for cash the principal amount of shares of common stock or preferred stock at the exercise price provided in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights will be void.

Holders may exercise rights as described in the applicable prospectus supplement. Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the shares of common stock or preferred stock purchasable upon exercise of the rights. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as described in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus to one or more underwriters or dealers for public offering and sale by them or to investors directly or through agents. The accompanying prospectus supplement will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from the sale;

•	any underwriting discounts and other items constituting compensation to underwriters, dealers or agents;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the applicable prospectus supplement specifies. The securities may be sold through an at-the-market offering, a rights offering, forward contracts or similar arrangements. In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be named in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus and an applicable prospectus supplement. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

We will provide in the applicable prospectus supplement information regarding any underwriting discounts or other compensation that we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions that underwriters allow to dealers. Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts, commissions or concessions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act. Some of the underwriters, dealers or agents who participate in the securities distribution may engage in other transactions with, and perform other services for, us or our subsidiaries in the ordinary course of business.

Our common stock is currently listed on The NASDAQ Capital Market, but any other securities may or may not be listed on a national securities exchange. To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

LEGAL MATTERS

The validity of any securities offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Diego, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2016 have been audited by MaloneBailey, LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Private Acer as of December 31, 2016 and 2015, and for the years then ended, have been incorporated in this prospectus by reference to our prospectus filed on August 11, 2017 pursuant to Rule 424(b) under the Securities Act, relating to the registration statement on Form S-4, as amended, declared effective August 10, 2017 (File No. 333-219358), in reliance upon the report of Wolf & Company, P.C., an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus is part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as ours, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Later information that we file with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2016;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017;

•

our Current Reports on Form 8-K filed with the SEC on February 1, 2017, April 14, 2017, May 22, 2017, July 3, 2017, July 19, 2017, August 9, 2017, September 11, 2017, September 20, 2017, October 5, 2017 (except Item 7.01) and November 14, 2017;

•

Private Acer’s audited consolidated financial statements as of December 31, 2016 and 2015, and for the years then ended included in our Prospectus filed on August 11, 2017 pursuant to Rule 424(b) under the Securities Act, relating to the Registration Statement on Form S-4, as amended, declared effective August 10, 2017 (File No. 333-219358); and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on August 30, 2006, as amended by our Form 8-12B/A filed on August 31, 2006.

We are not, however, incorporating any documents or information that we are deemed to furnish and not file in accordance with SEC rules (including with respect to the above-listed periodic reports). We also incorporate by reference all additional documents that we file with the SEC under the terms of Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the termination of any offering of securities offered by this prospectus.

You may request a copy of any or all of the documents incorporated by reference but not delivered with this prospectus, at no cost, by writing or telephoning us at the following address and number: Acer Investor Relations: 222 Third Street, Suite #2240, Cambridge, Massachusetts 02142, telephone (844) 902-6100. We will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.

2,222,222 Shares

Common Stock

Prospectus Supplement

August 1, 2018

Joint Book-Running Managers

William Blair Raymond James

Co-Managers

Roth Capital Partners H.C. Wainwright & Co. CIM Securities, LLC